Exhibit 99.1

News Release

May 8, 2008

TELUS Reports First Quarter Results

Operating revenues increase 7% driven by wireless and data

Vancouver, B.C. – TELUS Corporation today reported financial results for the first quarter of 2008, including revenue of $2.35 billion, a 6.6 per cent increase from a year ago. That performance was generated by 10 per cent growth in wireless revenue and 19 per cent growth in wireline data revenue, which was aided by two strategic acquisitions in January. Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) increased 24 per cent to $950 million, largely due to the $173.5 million net-cash settlement feature expense recorded in the first quarter of 2007. Excluding this expense underlying EBITDA increased slightly by $12 million as ongoing growth in wireless was largely offset by a reduced EBITDA in the wireline segment.

Net income in the first quarter was $291 million and earnings per share (EPS) were $0.90, up 49 per cent and 55 per cent respectively. Adjusted to exclude the net cash settlement feature expense, net income decreased 4 per cent and EPS was unchanged. Net income and EPS this quarter also included favourable tax related adjustments of approximately $17 million or five cents per share, compared to $4 million or one cent in the first quarter of 2007. Free cash flow was up 21 per cent to $580 million this quarter, driven primarily by higher EBITDA and lower capital expenditures.

FINANCIAL HIGHLIGHTS

C$ in millions, except per share amounts	3 months ended March 31
(unaudited)	2008	2007	% Change
Operating revenues	2,350.6	2,205.6	6.6
EBITDA(1)	949.5	764.3	24.2
EBITDA (as adjusted)(2)	949.7	937.8	1.3
Income before income taxes and non-controlling interest	401.2	275.6	45.6
Net income(3)	291.0	194.8	49.4
Earnings per share (EPS), basic(3)	0.90	0.58	55.2
EPS (as adjusted)(3)(4)	0.90	0.90	—
Cash provided by operating activities	633.5	460.6	37.5
Capital expenditures	319.7	381.9	(16.3)
Free cash flow (5)	579.8	480.8	20.6

(1)   Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring costs. See Section 11.1 of Management’s discussion and analysis.

(2)   Excludes a charge of $0.2 million and $173.5 million to Operations expense in 2008 and 2007, respectively, for introducing a net cash settlement feature for share option awards granted prior to 2005.

(3)   Net income and EPS for the three month period in 2008 includes favourable tax related adjustments of $17 million or five cents per share, compared to $4 million or 1 cent for the same period in 2007.

(4)   Excludes $0.32 after tax charge in 2007 for introducing a net cash settlement feature for share option awards granted prior to 2005.

(5)   See Section 11.2 of Management’s discussion and analysis.

Darren Entwistle, TELUS president and CEO said, “first quarter results were driven by strong data growth in both the wireless and wireline business segments. This growth and our cash flow enable TELUS to continue returning value to shareholders whilst investing in the long-term success of our company.”

“Based on today’s results, we are reaffirming TELUS’ full year 2008 financial and operating targets announced last December,” added Mr. Entwistle.

Robert McFarlane, TELUS executive vice-president and CFO, said, “TELUS successfully accessed the unsettled Canadian capital market in April with the issue of $500 million of 5.95% long-term notes. Placing these seven-year notes reflects our strong investment grade credit ratings and further increased the considerable strength of the TELUS balance sheet in advance of the upcoming AWS wireless spectrum auction.”

This news release contains statements about expected future events and financial and operating results of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause assumptions, actual future results and events to differ materially from that expressed in the forward-looking statements.  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.  In the case of annual guidance, it is the current practice of the Company to evaluate and, where it deems appropriate, provide updates. Subject to legal requirements, this practice may be changed at any time at the Company’s sole discretion. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2008 guidance and share purchases), qualifications and risk factors referred to in the TELUS 2007 Management’s discussion and analysis, and updates in the first quarter Management’s discussion and analysis – May 7, 2008

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OPERATING HIGHLIGHTS

TELUS wireless

•      External revenues increased by $100 million or 10% to $1.1 billion in the first quarter of 2008, when compared with the same period in 2007

•      Wireless data revenue increased $51 million or 53% due to the continued adoption of full function smartphones and increased adoption of data services such as text messaging

•      Net subscriber additions were 88,400, representing a slight 2.3% decrease from the same quarter in 2007. Postpaid net additions were 72,400, an increase of 19%, while net prepaid loading decreased 46% to 16,000

•      ARPU (average revenue per subscriber unit per month) was relatively stable at $61.88 compared to the same quarter a year ago. The fast-growing data component of $8.72, represented 14% of ARPU while the voice component continued to decline as a result of intense competition

•      EBITDA as adjusted of $502 million is an increase of $38 million over the first quarter of 2007, representing 8.3% growth, due to network revenue growth and lower cost of acquisition (COA) expense, partially offset by increased customer retention costs and network and other expenses to support the 10% growth in the wireless subscriber base. Costs were also incurred for the late March launch of the Koodo brand

•      Cost of acquisition per gross addition decreased 27% year-over-year to $319 reflecting lower advertising and promotions cost per unit, a higher proportion of new subscribers from lower cost distribution channels and lower equipment subsidies

•      Blended monthly subscriber churn increased to 1.53% from 1.35% a year ago due to higher prepaid churn and shifting product mix to prepaid, combined with higher deactivations associated with introduction of wireless number portability (WNP) in March 2007. Postpaid churn increased slightly

•      Cash flow (EBITDA as adjusted less capital expenditures) increased $85 million or 24% to $438 million in the quarter due to an increase in EBITDA and lower capital spending.

TELUS wireline

•      External revenues increased by $45 million or 3.7% to $1.25 billion in the first quarter of 2008, when compared with the same period in 2007, as data growth more than offset the declines in local and long distance revenues

•      Data revenues increased by $81 million or 19% due to revenues from the two January acquisitions, enhanced data and hosting services, and increased high-speed Internet subscribers. When adjusted for the two acquisitions and a regulatory adjustment, underlying data growth was approximately 8%

•      TELUS added 20,300 net high-speed Internet subscribers, a 37% decrease from a year ago reflecting strong competitive activity and market maturity

•      EBITDA as adjusted of $447.5 million decreased $27 million or 5.6%, due to increased costs from acquisitions, cost of sales including TELUS TV COA, initial costs for new enterprise customers and increased costs to maintain higher service levels

•      Network access lines declined by 39,000 in the quarter and are down 3.6% from a year ago. This reflects continued residential line losses from ongoing competitive activity and wireless substitution, partially mitigated by an increase in business access lines

•      Cash flow (EBITDA as adjusted less capital expenditures) decreased $11 million or 5.4% to $192 million in the quarter due to lower EBITDA as adjusted partially offset by lower capital expenditures.

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Corporate Developments

Government clarifies AWS spectrum rules

At end of February 2008, Industry Canada released clarifications surrounding the upcoming late May/June AWS spectrum auction, including the terms of roaming and tower sharing conditions. TELUS was encouraged by its policy endorsement of a facilities-based regulatory model including the requirement that new entrants build-out networks before being permitted to roam, that resale will not be mandated but rather left to commercial negotiations between relevant parties, and that data service roaming need only be provided at a comparable quality to a new entrant’s service.

At end of March, Industry Canada published a list of 27 qualified bidders. TELUS is a qualified bidder and has deposited $230 million in the form of letters of credit. There is no assurance that all qualified bidders will bid and not all can be successful. The number and viability of new entrants in the market also remain uncertain because of build-out costs, capital market conditions and restrictions on foreign investment. Telecom investors continue to watch these auction developments closely given the potential impact on incumbents’ market share and wireless service pricing.

TELUS issues $500 million in long-term debt

In April, TELUS successfully issued seven year Canadian dollar notes raising approximately $500 million. The net proceeds of the 5.95% Series CE Notes due April 15, 2015 were used for general corporate purposes and to refinance short-term financing sources. This increased available liquidity and effectively refinanced for the long-term, the short-term bank borrowings and commercial paper used to acquire Emergis in January.

TELUS continues share repurchases

During the first quarter, TELUS continued to purchase shares under its fourth Normal Course Issuer Bid (NCIB). Repurchases were 2.9 million shares for a total outlay of $122.5 million. Over the past 12 months, TELUS has repurchased 13 million shares for an outlay of $672 million, and 55.9 million shares for $2.6 billion since the first NCIB began in December 2004.

Share repurchases have resulted in the reduction of total shares outstanding by 3.9% over the last 12 months, and 10% since commencement in December 2004. TELUS believes that such purchases are in the best interest of the Company and constitute an attractive investment opportunity and desirable use of company funds that should enhance the value of the remaining shares.

Integration of acquisitions well underway

At the close of the previously announced first quarter acquisitions of Emergis and Fastvibe, TELUS immediately began implementing the post merger integration plans to ensure a seamless transition for team members and customers, while ensuring a continued focus on achieving the business goals of the transactions. Consistent with TELUS’ standard process for all acquisitions, Emergis and Fastvibe team members were welcomed at events in Mississauga, Longueil, Ottawa and Toronto, and for those not present through TELUS’ own videoconference service.  Customers were contacted and provided with notice of the transactions, together with the strategic rationale, and sales specialist teams from TELUS and the acquired businesses met to learn about one another’s products and services with a focus on cross-selling complementary solutions.  Almost immediately after closing, Emergis rebranded to “Emergis, a TELUS company” and Fastvibe commenced operating under the TELUS brand.

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Successfully launching value brand

In late March, TELUS began the launch of a new wireless value brand and service called Koodo Mobile with an eye-catching mass advertising program targeted to young adults. Koodo Mobile benefits from the use of TELUS’ national network, its distinctive brand and innovative marketing and sales approach. The distribution roll out is focusing on mall kiosks, national retailers and self service on the web at Koodomobile.com.

The benefits of this investment include more flexibility in serving various customer segments, augmenting wireless distribution, increasing customer additions and complementing our premium TELUS brand in the marketplace. The estimated financial impact of this launch is already reflected in the 2008 wireless segment targets previously communicated.

Business Solutions

TELUS makes strides in healthcare

In the quarter, Emergis, A TELUS company, completed the migration of the Ontario Ministry of Health and Long-Term Care’s Health Network System to its data facilities in Thornhill, Ontario. Under a five-year, multi-million dollar agreement Emergis is responsible for the management and further development of the system, and is now processing drug claims submitted by Ontario pharmacists on behalf of clients under the Ontario Drug Benefit program.

In February, the Medical University of South Carolina (MUSC) selected Emergis’ Oacis Health Data Warehouse application for its clinical researchers and administrative staff. Oacis, part of an electronic health record system, will allow MUSC’s users to conduct data analyses in areas such as clinical and population research, disease surveillance and case management.

Products and Services

TELUS launches Visual Voice Mail

In March, TELUS introduced Visual Voice Mail, the first service available across Canada that lets users “see what was said” by translating voicemails to emails. The service expands TELUS’ suite of unified communications services that simplify communications for business clients. The enhanced voice-to-screen service offers both the popular voicemail-to-text service and a highly convenient voicemail-to-email function, which lets customers get their phone messages anywhere in the world where they can access email with a computer or smartphone.

TELUS first to bring touchscreen phones to Canada

In April, TELUS was the first Canadian carrier to introduce the next generation of cell phone interface with the LG VENUS touchscreen phone. This is the first in a series of LG touchscreen phones TELUS will bring to Canadians this year. Touchscreen user interfaces are typically reserved for high-end entertainment and business tools such as smartphones and personal digital assistants. This marks the first time Canadians can own a touchscreen phone. TELUS also introduced the MOTO Q 9c and the popular BlackBerry Curve 8330.

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TELUS Secure Contracts cost-effectively curb paper waste

In April, TELUS, Recombo and Leger Marketing announced the findings of a recent poll on paper waste in Canada. The poll found that while Canadians want their employers to be greener, the average Canadian is wasting more paper now than five years ago. In fact, each day the average working Canadian prints 30 pieces of paper and wastes nearly 40 per cent of the sheets.  To help combat the growing wastage of paper, TELUS launched TELUS Secure Contracts, which enables companies to securely exchange and sign contracts with an easy-to-use, web-based digital signatures service.

TELUS connects greater Manicouagan, Quebec

Schools, libraries and municipal buildings in the Manicouagan region are now connected, thanks to TELUS and its partners. The coalition has completed the deployment of high-tech communications infrastructure including a private optical fibre network covering the entire regional county municipality of Manicouagan. The schools, libraries and municipal buildings spread across 350 kilometers are now connected through a state-of-the-art private network. This project, launched in 2005, involves five owners: The Commission scolaire de l’Estuaire, the regional municipalities of Manicouagan , TELUS, the Réseau d’Informations Scientifiques du Québec (RISQ), and the Eastern Shores School Board. A partnership agreement has been signed to foster regional development and share the approximate $5 million of costs associated with the construction, installation, and maintenance of the private network.

Communities and Community Investment

TELUS creating 75 call centre jobs in Prince George

TELUS announced in April an investment of $1.3 million to double the size of its existing Prince George call centre, expanding it from 75 to 150 team members. The expansion will help TELUS continue to meet growing customer demand for services and products, in particular wireless data services. TELUS expects to begin hiring for the new positions over the summer, once renovations are well underway.

Pink is the new black! Canadians rethink breast cancer with help from TELUS

In February, TELUS launched the new pink BlackBerry Pearl 8130 smartphone. To celebrate the launch of this fashionable device from Research In Motion, TELUS also announced its involvement with Rethink Breast Cancer, and is currently contributing $25 to the organization from the sale of every pink BlackBerry Pearl 8130.

TELUS honoured for work/life balance innovations

TELUS was honoured by WorkLife BC with the 2008 Innovation Award recognizing the creative approach the company takes in providing its employees with tools to better balance their work and personal lives. TELUS was singled out for providing team members with creative and innovative ways to lead healthy balanced lives. Team members benefit from technology allowing many to work at home full or part-time, and take advantage of a long list of programs such as on-site wellness practitioners, employee and family assistance programs, and personal days off each year.

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Canadian athletes get boost from TELUS

In April, TELUS awarded a $50,000 performance bonus to Canadian Snowboard Federation (CSF) athletes. The annual award, handed out to the athletes following the TELUS-sponsored Canadian Snowboard Nationals, provides performance bonuses to National Team members and other athletes entered by the CSF into major competitions. TELUS’ long-term commitment with the CSF as official telecommunications provider is helping ensure the ongoing development and future success of competitive snowboarders across the country.

TELUS World Skins Game returns to B.C.’s Predator Ridge

The TELUS World Skins Game is a highlight of the Canadian summer sporting schedule, not only for Canadian golf fans but for the local community as well. TELUS partners with a charity during each year’s Skins Game, this year supporting the BC Children’s Hospital Foundation. The sold out event will feature golfers from five countries: Mike Weir, Fred Couples representing the United States, Greg Norman representing Australia, Colin Montgomerie representing Scotland, and Camilo Villegas representing Colombia

Théâtre TELUS – the new cultural destination in Montreal

In March, TELUS entered into an exclusive 10-year partnership with Groupe Laberge to offer a new venue for artistic expression in Montreal – Theatre TELUS. The new state-of-the-art theatre, located in the Quartier des spectacles, is a 12,000-square-foot venue that can accommodate up to 1,200 people per event. Théâtre TELUS opened mid-April is a testament to TELUS’ commitment to the local community including our 5,000 team members in Quebec, TELUS’ customers and to the visitors who will enjoy the Quartier des spectacles.

TELUS celebrates International Women’s Day

In early March, TELUS celebrated International Women’s Day by honouring women in the workplace for their contributions to business and the community. TELUS team members across the country highlighted the day by organizing events such as clothing drives and speakers series to raise funds and awareness for a number of local charities. TELUS is committed to empowering women, inspiring their success and celebrating their personal and professional achievements in the workplace and in the community. TELUS also promotes diversity in the workplace through numerous work-life balance initiatives and programs including Connections: the TELUS women’s network.

Rimouski gets boost from TELUS to promote region’s economy

TELUS joined the Association des marchands de Rimouski and the Caisse Desjardins de Rimouski to develop a new consumer loyalty program emphasizing the importance of buying local goods to promote the community’s economic health. Residents will collect Rimouski Ipoints coupons when they purchase products in local stores. The coupons allow them to take advantage of promotional offers including rebates on certain tourist attractions. For the occasion, TELUS will offer Rimouskois one more reason to buy locally as participants will have a chance to win a laptop with a one-year subscription to TELUS’ High Speed Internet service.

TELUS webcasts Quebec hockey games

TELUS launched high quality webcasts of Quebec Junior Major Hockey League games on telus.com/qmjhl at the start of May, just in time for the President’s Cup finals. The webcasts allow customers to transfer streaming video from their home computer to their television set to watch the playoffs. Developed and produced in collaboration with Rimouski-based firm PQM.net, the High Quality broadcast service uses a transmission rate of one Megabit per second, more than three times faster than normal.

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Dividend declaration

The Board of Directors has declared a quarterly dividend of forty-five cents ($0.45) Canadian per share on the issued and outstanding Common shares and forty-five cents ($0.45) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on July 1, 2008 to holders of record at the close of business on June 10 2008.

This quarterly dividend represents a 20 per cent increase from the $0.375 quarterly dividend paid in 2007.

Media relations: Shawn Hall (604) 697-8176 shawn.hall@telus.com	Investor relations: Robert Mitchell (416) 279-3219 ir@telus.com

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.2 billion of annual revenue and 11.2 million customer connections including 5.6 million wireless subscribers, 4.4 million wireline network access lines and 1.2 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Committed to being Canada’s premier corporate citizen, we give where we live. Since 2000, TELUS and our team members have contributed $113 million to charitable and not-for-profit organizations and volunteered more than 2.1 million hours of service to local communities. Eight TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit telus.com.

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TELUS CORPORATION

Management’s discussion and analysis

2008 Q1

Caution regarding forward-looking statements

This document and Management’s discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that assumptions (see below), predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In the case of annual guidance, it is the current practice of the Company to evaluate and, where it deems appropriate, provide updates (see Section 9). Subject to legal requirements, this practice may be changed at any time at the Company’s sole discretion.

Assumptions for 2008 guidance include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including revised Canadian gross domestic product (GDP) growth of 2.2% and above average growth in the provinces of Alberta and British Columbia; forecast exchange rate between the Canadian dollar and U.S. dollar at or near parity; increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP (voice over Internet protocol) companies; impact from the acquisition of Emergis in mid-January; Canadian wireless industry market penetration gain of 4.5 to 5%; potential participation in advanced wireless services (AWS) spectrum auction is not reflected in capital expenditures; no new wireless competitive entrant assumed for 2008; approximately $50 million restructuring expenses (up from $20.4 million in 2007); a blended statutory tax rate of approximately 30.5 to 31.5%; a discount rate of 5.5% (50 basis points higher than 2007) and expected long-term return of 7.25% for pension accounting (unchanged from 2007); and average shares outstanding of approximately 320 million (down from 331.7 million in 2007). Earnings per share (EPS), cash balances, net debt and common equity may be affected by purchases of up to 20 million TELUS shares over a 12-month period under the normal course issuer bid that commenced December 20, 2007.

Factors that could cause actual results to differ materially include, but are not limited to: competition (including more active price competition and the possibility of new wireless competition after the 2008 spectrum auction); economic growth and fluctuations (including pension performance, funding and expenses); capital expenditure levels (including possible wireless spectrum asset purchases); financing and debt requirements (including funding share repurchases and debt financings); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments; business integrations and internal reorganizations (including post-acquisition integration of Emergis); technology (including reliance on systems and information technology, evolving wireline broadband and wireless next generation technology options and the possible need for prospective wireless sharing arrangements to achieve cost efficiencies and reduce deployment risks); regulatory approvals and developments (including the spectrum auction, tower sharing and roaming rules, the new media proceeding and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any prospective acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents, including its annual report, annual information form, and other filings with securities commissions in Canada (on www.sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at www.sec.gov).

For further information, see Section 10: Risks and risk management of TELUS’ 2007 Management’s discussion and analysis and updates in Section 10 of this document.

Management’s discussion and analysis

May 7, 2008

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month periods ended March 31, 2008 and 2007, and should be read together with TELUS’ interim Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above.

TELUS’ interim Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 20 of the interim Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim Consolidated financial statements and Management’s discussion and analysis were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors. All amounts are in Canadian dollars unless otherwise specified.

TELUS has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units, segments and the Company. In addition, non-GAAP measures are used in measuring compliance with debt covenants and are used to manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the reader’s reference, the definition, calculation and reconciliation of consolidated non-GAAP measures are provided in Section 11: Reconciliation of non-GAAP measures and definitions.

Management’s discussion and analysis contents

Section		Contents
1.	Introduction	Introduction and summary of TELUS’ consolidated results for the first quarter of 2008
2.	Core business, vision and strategy	A discussion of activities in support of TELUS’ six strategic imperatives
3.	Key performance drivers	A listing of corporate priorities for 2008
4.	Capability to deliver results	A description of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5.	Results from operations	A detailed discussion of operating results for the first quarter of 2008
6.	Financial condition	A discussion of significant changes in TELUS’ balance sheets for the three-month period ended March 31, 2008
7.	Liquidity and capital resources	A discussion of cash flow, liquidity, credit facilities and other disclosures
8.	Critical accounting estimates and accounting policy developments	A description of accounting estimates that are critical to determining financial results, and changes to accounting policies
9.	Annual guidance for 2008	TELUS’ confirmed annual guidance
10.	Risks and risk management	An update on certain risks and uncertainties facing TELUS and how the Company manages these risks
11.	Reconciliation of non-GAAP measures and definitions	A description, calculation and reconciliation of certain measures used by management

1.              Introduction

1.1 Materiality for disclosures

Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

1.2 Canadian telecommunications industry

Key industry development

On June 30, 2007, Canada’s largest telecommunications service provider BCE Inc. announced that it had entered into a definitive agreement to be acquired by a consortium led by Teachers Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and the U.S.-based Providence Equity Partners and Madison Dearborn Partners, LLC. The BCE Board recommended that their common shareholders accept the consortium’s offer at an all-cash price of $42.75 per common share or approximately $34 billion. On September 21, 2007, BCE shareholders overwhelmingly approved the acquisition. The CRTC (Canadian Radio-television and Telecommunications Commission) approved the change in control of BCE’s broadcasting licences, subject to certain conditions. Industry Canada also approved the acquisition subject to certain conditions. The closing of the transaction remains subject to the outcome of Bell bondholder appeals before the Quebec Court of Appeal. BCE has indicated that it expects the transaction to close before the end of the second quarter of 2008.

Wireless developments – advanced wireless service (AWS) and other spectrum auction in the 2 GHz range

On February 16, 2007, Industry Canada released a discussion paper for the upcoming auction for advanced wireless services (AWS) spectrum in various spectrum bands. On November 28, 2007, the Minister released a policy framework on how the auction will be conducted. The major elements include a set aside for new entrants of 40 MHz of the available 90 MHz of AWS spectrum, mandated roaming, and mandated tower and site sharing requirements at commercial rates subject to binding arbitration.

On February 27, 2008, Industry Canada clarified its decision on roaming. TELUS was encouraged by Industry Canada’s policy endorsement of a facilities-based regulatory model including the requirement that new entrants build-out their networks before being permitted to roam, that resale will not be mandated but rather left to commercial negotiations between relevant parties, and that data service roaming need only be provided at a comparable quality to a new entrant’s service. Terms of roaming and tower and site sharing are to be based on commercial terms and subject to binding arbitration where commercial negotiations are not successful. Final conditions of licence, consistent with the above factors, were subsequently released on February 29, 2008. The auction is scheduled for May 27, 2008.

On March 31, 2008, Industry Canada published a list of 27 qualified bidders who have posted deposits varying in size from $80,000 to $534.2 million. TELUS’ wholly owned partnership, TELUS Communications Company, is a qualified bidder and TELUS has deposited $230.4 million in the form of letters of credit with Industry Canada. There can be no assurance that all qualified bidders will participate in the auction, and not all auction participants can be successful in their bids. See Section 10.1 Regulatory for additional information.

1.3 Consolidated highlights

The chief executive officer, who is the chief operating decision-maker, regularly receives TELUS’ reports on two bases: including and excluding an incremental pre-tax charge for introducing a net-cash settlement feature for share option awards granted prior to 2005. The highlights table below presents both views.

Consolidated highlights ($ millions, except shares, per-share amounts,	Quarters ended March 31
subscribers and ratios)	2008	2007	Change

Consolidated statements of income
Operating revenues	2,350.6	2,205.6	6.6%

Operating income	527.4	397.0	32.8%
Net-cash settlement feature expense	0.2	173.5	(99.9)%
Operating income (as adjusted)	527.6	570.5	(7.5)%

Income before income taxes	401.2	275.6	45.6%
Net-cash settlement feature expense	0.2	173.5	(99.9)%
Income before income taxes (as adjusted)	401.4	449.1	(10.6)%

Net income	291.0	194.8	49.4%
Net-cash settlement feature expense, after tax	0.1	107.7	(99.9)%
Net income (as adjusted)	291.1	302.5	(3.8)%

Earnings per share, basic ($)	0.90	0.58	55.2%
Net-cash settlement feature per share	—	0.32	(100.0)%
Earnings per share, basic (as adjusted) ($)	0.90	0.90	—%

Earnings per share, diluted ($)	0.90	0.57	57.9%

Cash dividends declared per share ($)	0.45	0.375	20.0%

Consolidated statements of cash flows
Cash provided by operating activities	633.5	460.6	37.5%
Cash used by investing activities	1,008.7	392.3	157.1%
Capital expenditures	319.7	381.9	(16.3)%
Cash provided by financing activities	404.4	477.2	(15.3)%

Subscribers and other measures
Subscriber connections (1) (thousands)	11,208	10,800	3.8%

EBITDA (2)	949.5	764.3	24.2%
Net-cash settlement feature expense	0.2	173.5	(99.9)%
EBITDA (as adjusted)	949.7	937.8	1.3%

Free cash flow (3)	579.8	480.8	20.6%

Debt and payout ratios (4)
Net debt to EBITDA – excluding restructuring costs	1.8	1.7	0.1
Dividend payout ratio (%)	44	45	(1	)pt

pt; pts – percentage point(s)

(1)     The sum of wireless subscribers, network access lines and Internet access subscribers measured at the end of the respective periods based on information in billing and other systems.

(2)     EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(3)     Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

(4)     See Section 11.4 Definitions of liquidity and capital resource measures.

Highlights for the first quarter of 2008, as discussed in Section 5: Results from operations, include the following:

•                  Subscriber connections increased by 408,000 in the twelve-month period ended March 31, 2008. The number of wireless subscribers grew by 10% to 5.66 million, the number of Internet subscribers grew by 5.0% to 1.19 million and the number of network access lines decreased by 3.6% to 4.36 million.

•                  Wireless gross subscriber additions increased by 17% in the first quarter of 2008, when compared to the same period in 2007, with consistent growth for both postpaid and prepaid. In addition, average revenue per subscriber unit per month (ARPU) was stable when compared to the first quarter of 2007.

•                  In the first quarter of 2008, TELUS recorded its highest quarterly consolidated Operating revenues.

•                  Operating revenues increased by $145.0 million in the first quarter of 2008, when compared to the same period in 2007, due primarily to growth in wireless network revenues and wireline data revenues, which more than offset revenue declines in wireline voice local and long distance.

•                  Operating income increased by $130.4 million in the first quarter of 2008 when compared to the same period in 2007, largely due to the $173.5 million net-cash settlement feature expense recorded in the first quarter of 2007. Excluding net-cash settlement feature expenses, operating income (as adjusted) decreased by $42.9 million primarily due to increased depreciation and amortization expenses, partly offset by improved EBITDA (as adjusted).

•                  Income before income taxes increased by $125.6 million in the first quarter of 2008 when compared to the same period in 2007. Excluding the effect of the net-cash settlement feature, Income before income taxes decreased by $47.7 million due mainly to decreased operating income (as adjusted).

•                  Net income and basic EPS increased by $96.2 million and 32 cents, respectively, in the first quarter of 2008 when compared to the same period in 2007.

Net income continuity ($ millions)	Quarters ended March 31

2007 Net income	194.8
Changes in:
Net-cash settlement feature	108
EBITDA as adjusted	8
Depreciation and amortization, excluding investment tax credits in 2007	(34)
Interest expenses	6
Tax-related adjustments	13
Other	(4.8)
2008 Net income	291.0

•                  The average number of shares outstanding during the first quarter of 2008 was 4% lower than the first quarter of 2007 due to repurchases under normal course issuer bid (NCIB) programs. The Company purchased 950,000 Common Shares and more than 1.9 million Non-Voting Shares for an outlay of $122.5 million during the first quarter of 2008.

Highlights for the first quarter of 2008, as discussed in Section 7: Liquidity and capital resources, include the following:

•                  Cash provided by operating activities increased by $172.9 million in the first quarter of 2008 when compared to the same period in 2007. The balance of proceeds from securitized accounts receivable was unchanged in 2008, while a $350 million reduction in proceeds occurred during the first quarter of 2007, for a comparative increase in cash flow of $350 million. This increase was partly offset by short-term investments in the first quarter of 2008 and higher paid interest.

•                  Cash used by investing activities increased by $616.4 million in the first quarter of 2008 when compared to the same period in 2007, primarily due to the January 2008 acquisition of Emergis, partly offset by lower capital expenditures.

•                  Cash provided by financing activities decreased by $72.8 million in the first quarter of 2008 when compared to the same period in 2007, due primarily to March 2007 debt issues of $1 billion being partly offset by increased amounts drawn from the 2012 credit facility and issued commercial paper, lower NCIB purchases and payment of the first quarter 2008 dividend subsequent to the end of the quarter, on April 1.

On March 3, 2008, TELUS Corporation closed a new $700 million, 364-day credit facility with a select group of Canadian banks. This new facility provides incremental liquidity to TELUS and allows the Company to continue to meet one of its financial objectives, which is to maintain $1 billion in available liquidity. The Company has not utilized this facility.

On April 9, TELUS successfully closed an offering of 5.95%, Series CE, Notes due April 15, 2015, for aggregate gross proceeds of approximately $500 million. The net proceeds of the offering are expected to be used for general corporate purposes including repayment of amounts under the 2012 credit facility, and to refinance short-term financing sources.

•                  Free cash flow of $579.8 million in the first quarter of 2008 increased by $99.0 million from the same period in 2007, mainly due to lower capital expenditures, improved EBITDA (as adjusted), lower paid interest and lower payments under restructuring plans. Free cash flow was supplemented in the first quarter of 2008 by financing activities to complete acquisitions totalling $686.9 million, net of acquired cash.

•                  Following the addition of debt in January 2008 to finance the acquisition of Emergis, Net debt to EBITDA at March 31, 2008 was 1.8, up by only 0.1 from the measure at December 31, 2007, and continued to be in the long-term target policy range of 1.5 to 2.0 times.

•                  The dividend payout ratio, based on the annualized first quarter dividend and actual earnings for the 12-month trailing period ended March 31, 2008, was 44%. The dividend payout ratio calculated to exclude the impacts of favourable tax-related adjustments from earnings for the 12-month trailing period ended March 31, 2008, was 54%.

2.              Core business, vision and strategy

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS’ 2007 Management’s discussion and analysis, as well as updates reported in Section 10 of this document.

TELUS’ core business, vision and strategy were detailed in its 2007 Management’s discussion and analysis. Activities that supported the Company’s six strategic imperatives during the first quarter of 2008 include the following:

Building national capabilities across data, IP, voice and wireless

In January, two strategic acquisitions were completed, as outlined below in the Partnering, acquiring and divesting imperative.

Focusing relentlessly on the growth markets of data, IP and wireless

In February, the Ville de Montréal selected TELUS to provide and manage Internet Protocol (IP) based voice and data services for the city’s more than 300 administrative offices. TELUS’ advanced telecommunications framework supports the city’s goals of accessing a cost-effective infrastructure, while providing a secure IP backbone for new services and solutions. The total value of the 10-year contract is approximately $87 million.

Also in February, TELUS completed the rollout of wireless high-speed capability in B.C. and Alberta, using EVDO Rev A technology. TELUS’ wireless high-speed service reaches about 95% of the population of B.C. and Alberta, providing typical download speeds of 450 to 800 Kbps and typical upload speeds of 300 to 400 Kbps.

In March, TELUS launched the KOODO MOBILE ™ wireless discount brand and service to address the challenge of marketing against competitors with two or more brands. The potential benefits include more flexibility in serving various market segments, increasing customer additions, protecting revenue on the premium TELUS brand, and improving client retention programs.

Building integrated solutions that differentiate TELUS from its competitors

In March, the Company launched the TELUS Visual Voice Mail service that provides a voicemail-to-text function and, for the first time in Canada, a voicemail-to-email function. With this service, TELUS’ wireless customers can access their phone messages wherever they can access email using smartphones, such as personal digital assistants (PDAs) and BlackBerry devices, or computers. The customer can respond easily to the messages or emails, either by voice or by text, at the touch of a button and optionally include an audio recording of the message as an attachment.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

Fastvibe Corporation

In January, TELUS acquired privately held Fastvibe, a provider of Web-streaming solutions for business. This acquisition is expected to strengthen the Company’s technology solutions portfolio, providing businesses with an environment-friendly and cost effective way to deliver information such as training, employee communications and investor information to staff and stakeholders who are dispersed geographically.

Emergis Inc.

In January, TELUS completed the acquisition of Emergis, having financed and paid $743.4 million for all of the then issued and outstanding Emergis common shares by drawing down TELUS’ syndicated credit facility and utilizing available cash resources, primarily proceeds of commercial paper issuance. Emergis was de-listed from the Toronto Stock Exchange on January 21.

Emergis is a business process outsourcer that specializes in the healthcare and financial services sectors and is a leader in the automation of electronic health records. TELUS has targeted and invested in serving the healthcare and financial business sectors. Emergis’ complementary expertise, applications and customer base are expected to strengthen TELUS’ existing industry solutions and allow it to better compete in the growing and transforming healthcare industry. This acquisition is consistent with three of TELUS’ strategic imperatives: building national capabilities; focusing relentlessly on the growth markets of data, IP and wireless; and partnering, acquiring and divesting.

Going to the market as one team under a common brand, executing a single strategy

On completion of the acquisitions of Emergis and Fastvibe, TELUS immediately began implementing the post merger integration plans to ensure a seamless transition for team members and customers, while ensuring a continued focus on achieving the business goals of the transactions. Consistent with TELUS’ standard process for all acquisitions, Emergis and Fastvibe team members were welcomed at events in Mississauga, Longueil, Ottawa and Toronto, and for those not present, through TELUS’ own videoconference service. Customers were contacted and provided with notice of the transactions, together with the strategic rationale, and sales specialist teams from TELUS and the acquired businesses met to learn about one another’s products and services with a focus on cross-selling complimentary solutions. Almost immediately after closing, Emergis re-branded to “Emergis, a TELUS company” and Fastvibe commenced operating under the TELUS brand.

Investing in internal capabilities to build a high-performance culture and efficient operations

The Company continued to achieve higher retail service levels, as measured by CRTC quality of service measures. In particular, record high measures were reached for consumer service metrics, such as installation appointments met, repair appointments met and out-of-service trouble reports cleared within 24 hours.

3.              Key performance drivers

The following is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS’ 2007 Management’s discussion and analysis, as well as updates reported in Section 10 of this document.

Management sets new corporate priorities each year to advance TELUS’ strategy, focus on the near-term opportunities and challenges, and create value for shareholders.

2008 corporate priorities

Drive profit from strategic services with a focus on data

Build scale in vertical markets and leverage the Emergis acquisition

Exact productivity gains from efficiency improvement initiatives

Elevate the client experience and build enhanced loyalty

Execute technology initiatives, including broadband and IT platforms

4.              Capability to deliver results

4.1 Principal markets addressed and competitors

The principal markets addressed and competitors have not changed significantly from those described in TELUS’ 2007 Management’s discussion and analysis. As described in Section 10.1 Regulatory, the number of wireless competitors is expected to increase in the future, as potential new entrants bid for spectrum regionally, nationally, or both in the May 2008 AWS spectrum auction.

4.2 Operational capabilities

Development of a new billing and client care system in the wireline segment

A pilot implementation for approximately 150,000 residential customers in B.C. is expected to begin in the second quarter of 2008. Additional related development and conversions are planned, including a full system conversion for more than one million B.C. residential customers later in 2008. See Section 10.2 Process risks.

Increasing ability to offer high-speed wireless data service to customers

Building on the Company’s investments to expand its wireless high-speed EVDO network, such service is now available in geographic areas covering approximately 80% of the Canadian population. Wireless data revenues are increasing strongly due to increased usage and continued migration of existing subscribers to more widely available full function smartphones and EVDO-capable handsets.

4.3 Liquidity and capital resources

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS’ 2007 Management’s discussion and analysis, as well as updates reported in Section 10 of this document.

Capital structure financial policies (Note 3 of the Consolidated financial statements)

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner which balances the interests of equity and debt holders.

In the management of capital, the Company includes shareholders’ equity (excluding accumulated Other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated Other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including: net debt to EBITDA – excluding restructuring costs; and dividend payout ratio of sustainable net earnings. For further discussion, see Section 7.4 Liquidity and capital resource measures.

Liquidity and financing

TELUS’ 2008 financing plan and results to-date

Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the normal course issuer bid (NCIB)

In the first quarter of 2008, the Company repurchased for cancellation, 950,000 Common Shares and 1.97 million Non-Voting Shares for a total outlay of $122.5 million. See Section 7.3 Cash used by financing activities.

Pay dividends The dividend declared for the first quarter of 2008 was 45 cents per share, up by 20% from 37.5 cents per share in the same period in 2007.

Use proceeds from securitized receivables and bank facilities, as needed, to supplement free cash flow and meet other cash requirements

At March 31, 2008, the balance of proceeds from securitized accounts receivable was $500 million, unchanged from December 31, 2007. In January 2008, the Company increased utilization of its existing $2 billion credit facility. The proceeds were used for general corporate purposes, including the purchase of Emergis. At March 31, 2008, $320.9 million was drawn on the 2012 revolving credit facility.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity - On March 3, 2008, the Company closed a new $700 million, 364-day credit facility with a select group of Canadian banks. This new facility provides incremental liquidity to TELUS and allows the Company to continue to meet one of its financial objectives, which is to maintain $1 billion in available liquidity. The Company had unutilized credit facilities exceeding $1.3 billion at March 31, 2008, including the 364-day facility. See Section 7.5 Credit facilities.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times – actual result of 1.8 times at March 31, 2008.

Dividend payout ratio of 45 to 55% of sustainable net earnings – the ratio was 44%, based on the annualized first quarter dividend rate and actual earnings for the 12-month trailing period ended March 31, 2008. The ratio was 54% when calculated to exclude the impacts of favourable tax-related adjustments from earnings for the 12-month trailing period ended March 31, 2008.

Maintain position of fully hedging foreign exchange exposure for indebtedness Maintained for the 8.00% U.S. dollar Notes due 2011, the one remaining foreign currency-denominated debt issue.

Give consideration to accessing the public debt markets in 2008 to refinance short-term financing sources with long-term financing

Following the end of its fiscal first quarter, on April 9 TELUS successfully closed its offering of 5.95%, Series CE, Notes due April 15, 2015, for aggregate gross proceeds of approximately $500 million. The net proceeds of the offering are expected to be used for general corporate purposes including repayment of amounts under the 2012 credit facility, and to refinance short-term financing sources.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A–, or the equivalent, in the future

At May 7, 2008, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. TELUS’ April 2008 debt issue was assigned credit ratings of: A (low) by DBRS Ltd., Baa1 by Moody’s Investors Service, BBB+ by FitchRatings, and BBB+ by Standard and Poor’s, all with a stable trend or outlook and all consistent with the agencies’ existing ratings for TELUS debt securities. See Section 7.7 Credit ratings.

4.4 Disclosure controls and procedures and internal control over financial reporting

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Results from operations

5.1 General

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company’s Chief Executive Officer, who is the chief operating decision-maker. See Note 5 of the interim Consolidated financial statements.

5.2 Quarterly results summary

	($ in millions, except per share amounts)	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2
	Operating revenues	2,350.6	2,330.8	2,309.9	2,228.1	2,205.6	2,254.6	2,210.7	2,135.2
	Operations expense	1,394.4	1,371.3	1,316.5	1,340.3	1,436.6	1,362.4	1,239.7	1,201.2
	Restructuring and workforce reduction costs	6.7	6.1	6.4	3.2	4.7	7.9	12.5	30.7
	EBITDA (1)	949.5	953.4	987.0	884.6	764.3	884.3	958.5	903.3
	Depreciation	345.7	386.2	332.5	318.3	317.7	353.2	325.8	335.2
	Amortization of intangible assets	76.4	68.1	70.1	72.5	49.6	53.9	57.5	46.9
	Operating income	527.4	499.1	584.4	493.8	397.0	477.2	575.2	521.2
	Other expense (income)	16.8	5.8	8.0	18.5	3.8	10.1	4.0	9.6
	Financing costs	109.4	109.1	86.2	127.2	117.6	133.6	116.6	127.5
	Income before income taxes and non-controlling interest	401.2	384.2	490.2	348.1	275.6	333.5	454.6	384.1
	Income taxes	109.4	(18.0)	78.6	93.7	79.3	91.6	128.3	15.1
	Non-controlling interests	0.8	2.1	1.7	1.3	1.5	1.4	2.4	2.6
	Net income	291.0	400.1	409.9	253.1	194.8	240.5	323.9	366.4
	Income per Common Share and	0.90	1.23	1.24	0.76	0.58	0.71	0.95	1.06
Non-Voting Share	- basic
	- diluted	0.90	1.22	1.23	0.75	0.57	0.70	0.94	1.05
	Dividends declared per Common Share and Non-Voting Share	0.45	0.45	0.375	0.375	0.375	0.375	0.275	0.275

(1)     EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The consolidated revenue trend continues to reflect strong growth in wireless network revenues generated from an increasing subscriber base. Wireless ARPU (average revenue per subscriber unit per month) for the most recent quarter was relatively stable on a year-over-year basis. ARPU declined slightly in the previous two quarters following 18 successive quarters of year-over-year increases. The stability in ARPU resulted from strong data growth offsetting declining voice ARPU, which reflects a shifting product mix, pricing competition, and increased in-bucket, or included-minute, usage.

The trend in wireline revenues reflects growth in data revenue including new revenues from the two January 2008 acquisitions. For the 2007 and 2006 periods shown above, this growth in data revenue was fully offset by declining wireline voice local and long distance revenues due to substitution for wireless and Internet services, as well as competition from VoIP service providers, resellers and facilities-based competitors. Quarterly losses of residential network access lines continued to increase over the same periods in the previous year. Partially offsetting the losses on the residential side were gains in business network access lines, which continued to match or exceed those in the same periods in the previous year.

Historically, there is significant fourth quarter seasonality with higher wireless subscriber additions and related acquisition costs and equipment sales, resulting in lower wireless EBITDA. There is a less pronounced fourth quarter seasonal effect for wireline high-speed Internet subscriber additions and related costs.

As described in Section 1.3, quarterly Operations expenses include expenses for introducing a net-cash settlement feature for share option awards granted prior to 2005. The net-cash settlement feature expense (recovery) for the first, second, third and fourth quarters of 2007 was $173.5 million, $1.8 million, $(7.2) million and $0.6 million, respectively, and for the first quarter of 2008 was $0.2 million. The credit in the third quarter 2007 was an adjustment to the initial estimate recorded. Restructuring costs varied by quarter, depending on the progress of a number of smaller initiatives under the Company’s ongoing competitive efficiency program.

The downward trend in depreciation expense ended in the second half of 2007 with a reduction in estimated useful service lives for certain circuit switching and network management assets, resulting in write-downs of approximately $20 million and $47 million, respectively, in the third and fourth quarters of 2007. The previous downward trend was interrupted by a provision of approximately $17 million in the fourth quarter of 2006 to align estimated useful lives for TELUS Québec assets, resulting from integration of financial systems. Depreciation is expected to increase slightly for the full year of 2008 as compared to 2007, due to a planned increase in capital assets. See Caution regarding forward-looking statements.

The sequential increase in amortization of intangible assets in the first quarter of 2008 was due mainly to acquisitions. With a major new wireline billing and client care system put into service in March 2007, $18 million of additional amortization was recorded in each of the second, third and fourth quarters of 2007 and first quarter of 2008, reversing the previous downward trend in Amortization of intangible assets. In addition, amortization expenses in the second and fourth quarters of 2006 and the first quarter of 2007 were reduced by approximately $12 million, $5 million and $5 million, respectively, for investment tax credits relating to assets capitalized in prior years that are now fully amortized, following a determination of eligibility by a government tax authority.

Within Financing costs shown in the table above, interest expenses trended lower. The sequential decline in financing costs in the third quarter of 2007 was due to lower effective interest rates and debt balances plus increased interest income from tax refunds. Financing costs in the eight periods shown are net of varying amounts of interest income.

The generally upward trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments. EPS has been positively impacted by decreased shares outstanding from ongoing NCIB purchases.

Tax-related adjustments ($ in millions, except EPS amounts)	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2
Approximate Net income impact	17	143	93	10	4	20	30	124
Approximate EPS impact	0.05	0.44	0.28	0.03	0.01	0.06	0.09	0.36
Approximate basic EPS excluding tax-related impacts	0.85	0.79	0.96	0.73	0.57	0.65	0.86	0.70

5.3 Consolidated results from operations

($ in millions except EBITDA margin in % and	Quarters ended March 31
employees)	2008	2007	Change
Operating revenues	2,350.6	2,205.6	6.6%
Operations expense	1,394.4	1,436.6	(2.9)%
Restructuring costs	6.7	4.7	42.6%
EBITDA (1)	949.5	764.3	24.2%
Depreciation	345.7	317.7	8.8%
Amortization of intangible assets	76.4	49.6	54.0%
Operating income	527.4	397.0	32.8%

Operations expense (as adjusted) (2)	1,394.2	1,263.1	10.4%
EBITDA (as adjusted) (2)	949.7	937.8	1.3%
Operating income (as adjusted) (2)	527.6	570.5	(7.5)%

EBITDA margin (3)	40.4	34.7	5.7	pts
EBITDA margin (as adjusted) (3)	40.4	42.5	(2.1	)pts

(1)     EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)     Excluding net-cash settlement feature expenses of $0.2 million and $173.5 million, respectively, in the first quarter of 2008 and 2007.

(3)     EBITDA or EBITDA (as adjusted) divided by Operating revenues.

The following discussion is for the consolidated results of TELUS. Segmented discussion is provided in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities – capital expenditures.

Operating revenues

Consolidated Operating revenues increased by $145.0 million in the first quarter of 2008 when compared to the same period in 2007. Revenue and subscriber growth continued to occur in wireless operations and wireline data services. . Wireline data revenue was positively impacted by two acquisitions completed in January 2008. Voice long distance revenues continued to erode, while voice local revenue showed a year-over-year decrease due to the effects of local competition.

Operations expense

Consolidated Operations expense decreased by $42.2 million in the first quarter of 2008 when compared to the same period in 2007. Operations expense adjusted to exclude the net-cash settlement feature expense increased by $131.1 million, including $75.1 million in the Wireline segment due to acquisitions, increased cost of sales, initial implementation costs for new wireline enterprise customers and increased expenditures to maintain higher wireline service levels. The increase also supported the 10% year-over-year growth in the wireless subscriber base and network revenue. TELUS’ defined benefit pension plan net expense did not change significantly.

Restructuring costs

Restructuring costs increased by $2.0 million in the first quarter of 2008 when compared to the same period in 2007. An aggregate annual expense of approximately $50 million is expected for several smaller efficiency initiatives in 2008.

EBITDA

Consolidated EBITDA increased by $185.2 million in the first quarter of 2008 when compared to the same period in 2007, mainly due to the $173.5 million net-cash settlement feature expense recorded in the first quarter of 2007. EBITDA, adjusted to exclude the net-cash settlement feature expenses in both periods, increased by $11.9 million in the first quarter of 2008. Wireless EBITDA as adjusted increased by $38.4 million mainly due to higher Network revenue and a lower cost of acquisition (COA) expense, partially offset by higher expenditures for retention and to support business growth. Wireline EBITDA as adjusted decreased by $26.5 million, mainly due to increased costs of sales, initial expenditures to implement services for new enterprise customers and increased costs to maintain higher service levels.

Depreciation

Depreciation increased by $28.0 million in the first quarter of 2008 when compared to the same period in 2007, due primarily to the reduction in estimated useful service lives for certain digital circuit switching and other assets, as well as growth in capital assets, partly offset by an increase in other fully depreciated assets.

Amortization of intangible assets

Amortization increased by $26.8 million in the first quarter of 2008 when compared to the same period in 2007, due mainly to: (i) $18 million additional amortization for a new wireline billing and client care system that was put into service in March 2007; (ii) approximately $11 million for new acquisitions; and (iii) amortization in the first quarter of 2007 being reduced by approximately $5 million to recognize investment tax credits, then determined eligible by the tax authority, for assets capitalized in prior years that were fully amortized. These increases were partly offset by a lower expense due to other software and subscriber base assets becoming fully amortized.

Operating income

Operating income increased by $130.4 million in the first quarter of 2008 when compared to the same period in 2007, largely due to the $173.5 million net-cash settlement feature expense recorded in the first quarter of 2007. Excluding net-cash settlement feature expenses, operating income (as adjusted) decreased by $42.9 million mainly to increased depreciation and amortization expenses, partly offset by improved EBITDA (as adjusted).

Other income statement items

Other expense, net	Quarters ended March 31
($ millions)	2008	2007	Change
	16.8	3.8	n.m.

Other expense includes accounts receivable securitization expense, charitable donations, gains and losses on disposal of real estate, and income (loss) or impairments in equity or portfolio investments. Accounts receivable securitization expenses were $5.9 million in the first quarter of 2008, an increase of $2.7 million from the same period in 2007 due mainly to an increased cost of funds and higher average proceeds from securitized receivables (see Section 7.6 Accounts receivable sale). Net losses on investments in 2008, including valuation adjustments on investments held for trading, were $9.6 million.

Financing costs	Quarters ended March 31
($ millions)	2008	2007	Change
Interest on long-term debt, short-term obligations and other	111.8	119.3	(6.3)%
Foreign exchange losses (gains)	0.3	1.9	(84.2)%
Capitalized interest during construction	(1.3)	—	n.m.
Interest income	(1.4)	(3.6)	(61.1)%
	109.4	117.6	(7.0)%

n.m. – not meaningful

Interest expenses decreased $7.5 million in the first quarter of 2008 when compared to the same period in 2007, due primarily to financing activities in the first half of 2007 that resulted in a lower effective interest rate, partly offset by a higher average debt balance in 2008 and the initial application in 2007 of the effective rate method for issue costs.

Interest income decreased $2.2 million in first quarter of 2008 when compared to the same period in 2007, due primarily to lower average temporary investment balances.

Income taxes	Quarters ended March 31
($ millions)	2008	2007	Change
Basic blended federal and provincial tax at statutory income tax rates	124.0	92.3	34.3%
Revaluation of future income tax liability to reflect future statutory income tax rates	(18.2)	(3.7)	—
Share option award compensation	1.4	(7.7)	—
Other	2.2	(1.6)	—
	109.4	79.3	38.0%
Blended federal and provincial statutory tax rates (%)	30.9	33.5	(2.6	)pts
Effective tax rates (%)	27.3	28.8	(1.5	)pts

The blended federal and provincial statutory income tax expense increased in the first quarter of 2008 when compared to the same period in 2007, due to the 45.6% increase in income before taxes, partly offset by the lower blended statutory tax rate. A one per cent reduction in B.C. provincial income tax rates beginning July 1, 2008 was substantively enacted in the first quarter of 2008. Reductions to federal income tax rates for 2008 to 2012 were enacted in the second and fourth quarters of 2007. The effective tax rates were lower than the statutory tax rates due to revaluations of future income tax liabilities resulting from enacted reductions to future provincial and federal income tax rates, as well as future tax rates being applied to temporary differences.

Based on the assumption of the continuation of the rate of TELUS earnings, the existing legal entity structure, and no substantive changes to tax regulations, the Company currently expects cash income tax payments to be relatively low in 2008 with expected cash collections exceeding expected payments. In 2009, income tax payments are expected to increase substantially. The blended statutory income tax rate is expected to be 30.5 to 31.5% in 2008. See Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

Non-controlling interests	Quarters ended March 31
($ millions)	2008	2007	Change
	0.8	1.5	(46.7)%

Non-controlling interests represents minority shareholders’ interests in several small subsidiaries.

Comprehensive income

Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company’s specific instance, is primarily to include changes in shareholders’ equity arising from unrealized changes in the fair values of financial instruments. The calculation of earnings per share is based on Net income and Common Share and Non-Voting Share income, as required by GAAP.

5.4 Wireline segment results

Operating revenues – wireline segment	Quarters ended March 31
($ millions)	2008	2007	Change
Voice local (1)	501.7	532.1	(5.7)%
Voice long distance	179.1	187.6	(4.5)%
Data (2)	506.2	424.8	19.2%
Other	63.6	61.1	4.1%
External operating revenue (3)	1,250.6	1,205.6	3.7%
Intersegment revenue	30.8	25.1	22.7%
Total operating revenues	1,281.4	1,230.7	4.1%

(1)     Voice local revenue decreased by approximately 3% in the first quarter of 2008 when the impact of regulatory adjustments are excluded from both periods.

(2)     Data revenue increased by approximately 8% in the first quarter of 2008, when revenues from acquisitions are excluded from 2008 and the impact of mandated retroactive competitor price reductions are excluded from both periods.

(3)     External operating revenue increased by approximately one per cent, excluding regulatory adjustments and revenues from acquisitions.

Wireline revenues increased $50.7 million in the first quarter of 2008 when compared with the same period in 2007, due to the following:

•                  Voice local revenue decreased by $30.4 million in the first quarter of 2008 when compared with the same period in 2007. The decrease was mainly due to two factors: (i) lower revenues from basic access and optional enhanced service revenues caused by increased competition for residential subscribers, offset in part by growth in business local services; and (ii) approximately $13 million lower recoveries from the price cap deferral account. The 2007 deferral account recovery of approximately $14.5 million included previously incurred amounts associated with mandated local number portability and start-up costs, and it offset unfavourable mandated retroactive rate adjustments in the same period for basic data revenue pursuant to two CRTC decisions (see the discussion for wireline data revenue below).

Network access lines	As at March 31
(000s)	2008	2007	Change
Residential network access lines	2,545	2,741	(7.2)%
Business network access lines	1,820	1,785	2.0%
Total network access lines	4,365	4,526	(3.6)%

	Quarters ended March 31
(000s)	2008	2007	Change
Change in residential network access lines	(51)	(34)	(50.0)%
Change in business network access lines	12	12	—%
Change in total network access lines	(39)	(22)	(77.3)%

Residential line losses include the effect of increased competition from resellers and VoIP competitors (including cable-TV companies), as well as technological substitution to wireless services. The increase in business lines was experienced in Ontario and Quebec urban non-incumbent areas.

•                  Voice long distance revenues decreased by $8.5 million in the first quarter of 2008 when compared with the same period in 2007, due primarily to lower average per-minute rates from industry-wide price competition, and lower minute volumes.

•                  Wireline segment data revenues increased by $81.4 million in the first quarter of 2008 when compared with the same period in 2007, due primarily to: (i) revenues from two acquisitions in January 2008; (ii) increased Internet, enhanced data and hosting service revenues from growth in business services and high-speed Internet subscribers; (iii) increased broadcast, videoconferencing and data equipment sales; (iv) mandatory retroactive rate reductions recorded in 2007 (see next paragraph); and (v) increased provision of digital entertainment services to consumers in urban incumbent markets. The underlying growth absent acquisitions and regulatory adjustments was approximately 8%.

Retroactive rate reductions of approximately $11 million were recorded in the first quarter of 2007, pursuant to CRTC Decision 2007-6 (digital network access link charges) and CRTC Decision 2007-10 (relating to basic service extension feature charges).

Internet subscribers	As at March 31
(000s)	2008	2007	Change
High-speed Internet subscribers	1,040.5	948.8	9.7%
Dial-up Internet subscribers	146.4	181.6	(19.4)%
Total Internet subscribers	1,186.9	1,130.4	5.0%

	Quarters ended March 31
(000s)	2008	2007	Change
High-speed Internet net additions	20.3	32.1	(36.8)%
Dial-up Internet net reductions	(8.9)	(12.5)	28.8%
Total Internet subscriber net additions	11.4	19.6	(41.8)%

High-speed Internet subscriber net additions decreased in the first quarter of 2008 when compared to the same period in 2007, due to competitive activity and a maturing market.

•                  Other revenue increased by $2.5 million in the first quarter of 2008 when compared with the same period in 2007, due mainly to increased voice equipment sales.

•                  Intersegment revenues increased for services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses – wireline segment	Quarters ended March 31
($ millions, except employees)	2008	2007	Change
Salaries, benefits and other employee-related costs, before net-cash settlement feature	459.7	428.9	7.2%
Net-cash settlement feature expense	0.6	153.1	(99.6)%
Other operations expenses	367.7	323.4	13.7%
Operations expense	828.0	905.4	(8.5)%
Restructuring costs	6.5	4.4	47.7%
Total operating expenses	834.5	909.8	(8.3)%

Operations expense (as adjusted) (1)	827.4	752.3	10.0%
Total operating expenses (as adjusted) (1)	833.9	756.7	10.2%

(1)     Excluding net-cash settlement feature expenses.

Total Wireline operating expenses decreased by $75.3 million in the first quarter of 2008 when compared to the same period in 2007, primarily due to the net-cash settlement feature expense recorded in 2007. Total operating expenses adjusted to exclude the net-cash settlement feature expense increased by $77.2 million, mainly due to acquisitions, increased cost of sales, initial costs incurred to implement services for several new enterprise customers, and expenditures to maintain higher service levels.

•                  Salaries, benefits and employee-related costs increased by $30.8 million in the first quarter of 2008 when compared with the same period in 2007. The increase resulted from more staff for the provision of outsourcing services to customers, including Emergis operations beginning in 2008, as well as annual compensation increases.

•                  Other operations expenses increased by $44.3 million in the first quarter of 2008 when compared with the same period in 2007. The increase was primarily due to cost of sales for increased data equipment sales with lower margins, expenses in acquired companies, and higher costs for the provision of digital entertainment services. External labour costs increased to maintain higher service levels and to implement services for new enterprise customers. Offnet facility expenses also increased to support new enterprise customers.

•                  Restructuring costs increased by $2.1 million in the first quarter of 2008 when compared to the same period in 2007. Restructuring charges in 2008 were for a number of smaller initiatives under the Company’s competitive efficiency program.

EBITDA ($ millions) and EBITDA margin (%)	Quarters ended March 31
Wireline segment	2008	2007	Change
EBITDA	446.9	320.9	39.3%
EBITDA (as adjusted) (1)	447.5	474.0	(5.6)%
EBITDA margin	34.9	26.1	8.8	pts
EBITDA margin (as adjusted)	34.9	38.5	(3.6	)pts

(1)     Excluding net-cash settlement feature expenses of $0.6 million and $153.1 million, respectively, in the first quarter of 2008 and 2007.

Wireline segment EBITDA increased by $126.0 million in the first quarter of 2008 when compared with the same period in 2007, mainly due to the net-cash settlement feature expense recorded in the year-ago period. Wireline EBITDA (as adjusted) decreased by $26.5 million due to lower margins on increased data equipment sales, higher costs for the provision of digital entertainment services, initial costs to implement services for new enterprise customers, and increased costs to maintain higher service levels.

5.5 Wireless segment results

Operating revenues – wireless segment	Quarters ended March 31
($ millions)	2008	2007	Change
Network revenue	1,037.2	944.5	9.8%
Equipment revenue	62.8	55.5	13.2%
External operating revenue	1,100.0	1,000.0	10.0%
Intersegment revenue	7.0	6.3	11.1%
Total operating revenues	1,107.0	1,006.3	10.0%

Key wireless operating indicators	As at March 31
(000s)	2008	2007	Change
Subscribers – postpaid	4,512.9	4,136.8	9.1%
Subscribers – prepaid	1,143.4	1,007.0	13.5%
Subscribers – total	5,656.3	5,143.8	10.0%

Proportion of subscriber base that is postpaid (%)	79.8	80.4	(0.6	)pts
Digital POPs(1) covered including roaming/resale (millions)(2)	31.9	31.0	2.9%

	Quarters ended March 31
	2008	2007	Change
Subscriber gross additions – postpaid	204.2	173.3	17.8%
Subscriber gross additions – prepaid	141.0	122.7	14.9%
Subscriber gross additions – total	345.2	296.0	16.6%

Subscriber net additions – postpaid	72.4	60.8	19.1%
Subscriber net additions – prepaid	16.0	29.7	(46.1)%
Subscriber net additions – total	88.4	90.5	(2.3)%

ARPU ($) (3)	61.88	62.03	(0.2)%
Churn, per month (%)(3)	1.53	1.35	0.18	pts

COA (4) per gross subscriber addition ($) (3)	319	438	(27.2)%
Average minutes of use per subscriber per month (MOU)	394	382	3.1%

EBITDA (as adjusted) (5) to network revenue (%)	48.4	49.1	(0.7	)pts
Retention spend to network revenue (3) (%)	8.8	7.3	1.5	pts
EBITDA (as adjusted) excluding COA (3) ($millions)	612.2	593.3	3.2%

pts - percentage points

(1)     POPs is an abbreviation for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.

(2)     At March 31, 2008, TELUS’ wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility (Bell Canada).

(3)     See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.

(4)     Cost of acquisition.

(5)     EBITDA excluding net-cash settlement feature (recovery) expense of $(0.4) million and $20.4 million, respectively, in the first quarter of 2008 and 2007.

Wireless segment revenues increased by $100.7 million in the first quarter of 2008 when compared with the same period in 2007, due to the following:

•                  Network revenue increased by $92.7 million in the first quarter of 2008 when compared with the same period in 2007, primarily due to the 10% expansion in the subscriber base over the past twelve months. Wireless data revenues increased 53% to $147.3 million, which now represents 14% of Network revenue. This is compared to $96.2 million or 10% of Network revenue, in the same period in 2007. This growth reflects strength in text messaging and RIM/BlackBerry service revenues driven by increased usage and data roaming, as well as continued migration of existing subscribers to full function smartphones and EVDO-capable handsets.

Blended ARPU of $61.88 in the first quarter of 2008 was relatively stable, down by 15 cents, when compared to the same period in 2007, and notably, an improvement from the fourth quarter 2007 year-over-year ARPU decline of 80 cents. Data ARPU increased $2.45 or 39% to $8.72 in the first quarter of 2008, as compared to the same period in 2007, but was offset by declining Voice ARPU. Voice ARPU decreased $2.60 or 4.6% to $53.16 in the first quarter of 2008, as compared to the same period in 2007, due to a shifting product mix driven by prepaid subscriber loading, increased use of included-minute rate plans, pricing competition in the business and value segments of the market, and lower voice roaming activity. Certain lower volume Mike ® Push To Talk ™ service subscribers are being actively migrated to PCS smartphones for the enhanced data applications, which is resulting in higher ARPU for these customers after migration.

Gross subscriber additions increased by 16.6% to 345,200 in the first quarter of 2008 as compared to the same period in 2007. The postpaid / prepaid subscriber mix reflected in gross additions was approximately 59% / 41% in both periods. Total net additions for the first quarter of 2008 declined slightly in the first quarter of 2008 when compared to the same period in 2007, but reflected an improvement in the absolute number and proportion of postpaid net additions. The 72,400 postpaid subscriber net additions in the first quarter of 2008 represented 81.9% of all net additions as compared with 60,800 or 67.2% of all net additions for the same period in 2007. Total net subscriber additions were down marginally in the first quarter of 2008 as compared to the same period in 2007, attributed to increased churn rates following the introduction of wireless number portability in March 2007.

The blended churn rate of 1.53% in the first quarter of 2008 increased from 1.35% in the same period in 2007, driven by increasing prepaid churn and the shifting product mix towards prepaid. Total deactivations were 256,800 in the first quarter of 2008 as compared to 205,500 for the same period in 2007; the increase reflects higher churn rates and a larger subscriber base.

•                  Equipment sales, rental and service revenue increased by $7.3 million in the first quarter of 2008 when compared with the same period in 2007, due largely to the increase in gross subscriber additions and incremental handset migrations to full function smartphones to support current and potential future data revenue growth.

•                  Intersegment revenues increased for services provided by the wireless segment to the wireline segment. Intersegment revenues are eliminated upon consolidation along with the associated expense in the wireline segment.

Operating expenses – wireless segment (1)	Quarters ended March 31
($ millions, except employees)	2008	2007	Change
Equipment sales expenses	152.6	145.4	5.0%
Network operating expenses	140.7	114.6	22.8%
Marketing expenses	103.2	100.8	2.4%
General and administration expenses	207.7	201.8	2.9%
Operations expense	604.2	562.6	7.4%
Restructuring costs	0.2	0.3	(33.3)%
Total operating expenses	604.4	562.9	7.4%
Operations expense (as adjusted) (1)	604.6	542.2	11.5%
Total operating expenses (as adjusted) (1)	604.8	542.5	11.5%

(1)     Excluding net-cash settlement feature (recovery) expense of $(0.4) million and $20.4 million, respectively, in the first quarter of 2008 and 2007.

Wireless segment total operating expenses increased by $41.5 million in the first quarter of 2008 when compared with the same period in 2007. Total operating expenses adjusted to exclude the net-cash settlement feature increased by $62.3 million to promote, acquire, support and retain the 10% growth in the subscriber base and Network revenue.

•                  Equipment sales expenses increased by $7.2 million in the first quarter of 2008 when compared with the same period in 2007, due to the increase in gross subscriber additions and incremental handset migrations to full function smartphones to support data revenue growth.

•                  Network operating expenses increased by $26.1 million in the first quarter of 2008 when compared with the same period in 2007. The increase was primarily in support of data revenue growth and driven by data content, licensing costs related to data services and increased roaming costs related to data usage.

•                  Marketing expenses in the first quarter of 2008 increased by $2.4 million, when compared to the same period in 2007, due to higher advertising and promotion costs, consistent with the introduction of a new brand in the market. COA per gross subscriber addition decreased by $119 or 27.2% in the first quarter of 2008 as compared to the same period in 2007, in part due to lower advertising and promotion costs on a per unit basis, the mix of incremental gross subscriber loading towards lower variable costs channels, and lower equipment subsidies. Total COA expenditures were $110.0 million in the first quarter of 2008, as compared with $129.5 million in 2007.

Retention costs as a percentage of network revenue increased to 8.8% in the first quarter of 2008, up from 7.3% in the same period in 2007 due to incremental handset upgrades to full function smartphones to support data revenue growth and the ongoing Mike service to PCS conversion program for non-push-to-talk-centric users.

•                  General and administration increased by $5.9 million in the first quarter of 2008 when compared with the same period in 2007. General and administration expenses adjusted to exclude the net-cash settlement feature, increased by $26.7 million, due primarily to employee costs to support increasingly complex data devices, services and subscriber base, and to a lesser extent, the expansion of company-owned retail stores and an increase in bad debt expense.

•                  Restructuring costs were for a number of smaller initiatives under the Company’s competitive efficiency program.

EBITDA ($ millions) and EBITDA margin (%)	Quarters ended March 31
Wireless segment	2008	2007	Change
EBITDA	502.6	443.4	13.4%
EBITDA (as adjusted) (1)	502.2	463.8	8.3%
EBITDA margin	45.4	44.1	1.3	pts
EBITDA margin (as adjusted)	45.4	46.1	(0.7	)pts

(1)     Excluding net-cash settlement feature (recovery) expense of $(0.4) million and $20.4 million, respectively, in the first quarter of 2008 and 2007.

Wireless segment EBITDA increased by $59.2 million in the first quarter of 2008 when compared with the same period in 2007, mainly due to the net-cash settlement feature expense recorded in 2007. Wireless EBITDA adjusted to exclude the net-cash settlement feature, increased by $38.4 million. The increase in EBITDA (as adjusted) was due to higher Network revenue and a lower COA expense (inclusive of increased advertising and promotions expenses to introduce a new brand), partially offset by higher retention spend, increased network costs related to usage, and higher general and administrative costs to support business growth.

6.              Financial condition

The following are changes in the Consolidated balance sheets in the three-month period ended March 31, 2008.

As at	Mar. 31,	Dec. 31,
($ millions)	2008	2007	Changes		Explanation of the change in balance
Current Assets
Cash and temporary investments, net	49.1	19.9	29.2	146.7%	See Section 7: Liquidity and capital resources
Short-term investments	116.0	42.4	73.6	173.6%	Increased investments of surplus cash
Accounts receivable	687.9	710.9	(23.0)	(3.2)%	Mainly due to a usual seasonal decrease in accounts receivable turnover (approximately 48 days versus 49 days), net of an increase from acquisitions. Securitized accounts receivable did not change.
Income and other taxes receivable	22.3	120.9	(98.6)	(81.6)%	Mainly due to receivables from federal tax authorities moving into a net payable position with current income tax expense booked during the first quarter
Inventories	228.6	243.3	(14.7)	(6.0)%	Primarily a reduction in wireless handset inventory volume and cost
Prepaid expenses and other	268.0	199.5	68.5	34.3%	Primarily prepayment of annual wireless licence fees and prepaid employee benefits net of amortization
Current portion of derivative assets	4.2	3.8	0.4	10.5%	Fair value adjustments to handset, restricted share unit and other operational hedges
Current Liabilities
Accounts payable and accrued liabilities	1,412.4	1,476.6	(64.2)	(4.3)%

Mainly lower payroll and other employee-related liabilities, lower trade payables associated with lower sequential quarterly expenditures, net of liabilities for acquisitions and a seasonal increase in interest payable

Income and other taxes payable	29.3	7.3	22.0	n.m.	An increase due to current tax expense booked in the quarter, partly offset by reclassification of receivable from federal tax authorities
Restructuring accounts payable and accrued liabilities	31.7	34.9	(3.2)	(9.2)%	Payments under previous and current programs exceeded new obligations
Dividends payable	145.5	—	145.5	n.m.	The first quarter dividend, payable to shareholders of record on March 11, was paid on April 1, 2008
Advance billings and customer deposits	634.6	631.6	3.0	0.5%	—
Current maturities of long-term debt	7.8	5.4	2.4	44.4%	An increase in capital leases, primarily from the acquisition of Emergis
Current portion of derivative liabilities	43.4	26.6	16.8	63.2%	Fair value adjustments for share option hedges
Current portion of future income taxes	479.8	503.6	(23.8)	(4.7)%	A decrease in temporary differences for current assets and liabilities, as well as changes in partnership taxable income that will be allocated in the next 12 months
Working capital (1)	(1,408.4)	(1,345.3)	(63.1)	(4.7)%	Includes changes in net income taxes payable and the dividend payable at March 31, partly offset by increases in cash, short-term investments and prepaid expenses

(1)     Current assets subtracting Current liabilities – an indicator of the ability to finance current operations and meet obligations as they fall due.

Financial Condition Table continued from the previous page.

As at	Mar. 31,	Dec. 31,
($ millions)	2008	2007	Changes		Explanation of the change in balance
Capital Assets, Net	11,364.8	11,122.0	242.8	2.2%

Includes $326.2 million for acquired software, customer contracts and related customer relationships and other capital assets, plus first quarter capital expenditures, net of depreciation and amortization. See also Section 5.3 Consolidated results from operations – Depreciation, Amortization of intangible assets, as well as Section 7.2 Cash used by investing activities

Other Assets
Deferred charges	1,374.6	1,318.0	56.6	4.3%	Primarily pension plan contributions and pension recoveries resulting from favourable returns on plan assets in 2007
Investments	30.0	38.9	(8.9)	(22.9)%	Mainly the value of Emergis shares purchased in the open market in December 2007 that were exchanged at the close of acquisition in January 2008
Goodwill	3,541.2	3,168.0	373.2	11.8%	Primarily January 2008 acquisitions of Emergis and Fastvibe

Long-Term Debt	5,187.4	4,583.5	603.9	13.2%

Includes an increase in amounts drawn on the 2012 credit facility and an increase in commercial paper due primarily to the two January acquisitions, as well as an increase in the Canadian dollar value of 2011 U.S. dollar Notes

Other Long-Term Liabilities	1,647.5	1,717.9	(70.4)	(4.1)%	Primarily changes in U.S. dollar exchange rates and a fair value adjustment of the derivative liabilities associated with 2011 U.S. dollar Notes
Future Income Taxes	1,090.5	1,048.1	42.4	4.0%	An increase in temporary differences for long-term assets and liabilities, partly offset by a revaluation resulting from substantively enacted reductions in future provincial income tax rates
Non-Controlling Interests	22.1	25.9	(3.8)	(14.7)%	Primarily payment of dividends by a subsidiary to a non-controlling interest, net of non-controlling interests’ share of earnings
Shareholders’ Equity
Common equity	6,954.7	6,926.2	28.5	0.4%	Primarily Net income of $291.0 million, less dividends declared of $145.5 million and NCIB purchases of $122.5 million

7.              Liquidity and capital resources

Cash and temporary investments increased by $29.2 million during the first quarter of 2008, down from the same period in 2007, due mainly to January 2008 acquisitions and related financing activities, as well as 2007 financing activities where $1 billion of debt issues in March 2007 were made in advance of a $1.5 billion June 2007 Note maturity.

	Quarters ended March 31
($ millions)	2008	2007	Change

Cash provided by operating activities	633.5	460.6	37.5%
Cash used by investing activities	(1,008.7)	(392.3)	(157.1)%
Cash provided by financing activities	404.4	477.2	(15.3)%
Increase in cash and temporary investments, net	29.2	545.5	(94.6)%

7.1 Cash provided by operating activities

Cash provided by operating activities increased by $172.9 million in the first quarter of 2008 when compared with the same period in 2007, including the following changes:

•                  A $185.2 million increase in EBITDA as described in Section 5.2 Consolidated results from operations;

•                  A $132.3 million decrease in share-based compensation expense in excess of payments, which partially offsets the increase in EBITDA;

•                  An increase of $21.4 million in Interest paid, mainly semi-annual interest payments for $1 billion of Notes issued in March 2007 and an increase drawn bank facilities and commercial paper in 2008, net of repayment of forward starting interest rate swaps in the first quarter of 2007;

•                  No change in proceeds from securitized accounts receivable in the first quarter of 2008 as compared to a reduction of $350 million in the first quarter of 2007, for a comparative increase in cash flow of $350 million (see Section 7.6 Accounts receivable sale);

•                  An increase of $73.6 million of cash used for Short-term investments during the first quarter of 2008;

•                  Other changes in non-cash working capital for the respective periods.

7.2 Cash used by investing activities

Cash used by investing activities increased by $616.4 million in the first quarter of 2008 when compared with the same period in 2007, due to acquisitions of Emergis and Fastvibe in January 2008 for a total of $686.9 million, net of acquired cash. This was partly offset by lower capital expenditures in 2008, as discussed further below.

Assets under construction were $670.3 million at March 31, 2008, up by $111.3 million from December 31, 2007, reflecting increases in property, plant and equipment under construction and new phases of the consolidated wireline billing and client care system.

Capital expenditures	Quarters ended March 31
($ in millions, ratios in %)	2008	2007	Change

Wireline segment	255.2	270.7	(5.7)%
Wireless segment	64.5	111.2	(42.0)%
TELUS consolidated	319.7	381.9	(16.3)%

Capital expenditure intensity ratio (1)	13.6	17.3	(3.7	) pts
EBITDA (as adjusted) less capital expenditures(2)	630.0	555.9	13.3%

(1)    Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

(2)    See Section 11.1 for the calculation and description.

Capital intensity in the first quarter of 2008 reflects a Wireline capital intensity level of 20% (2007 Q1 was 22%) and a Wireless capital intensity level of 6% (2007 Q1 was 11%). TELUS’ EBITDA (as adjusted) less capital expenditures increased by $74.1 million in the first quarter of 2008 when compared to the same period in 2007, mainly due to the lower total capital spending and higher Wireless EBITDA.

•                  Wireline segment capital expenditures decreased by $15.5 million in the first quarter of 2008 when compared to the same period in 2007, due primarily to the initial scale of ADSL2+ build in 2007, as well as lower demand in 2008 for network access builds resulting from more moderate residential construction activity in B.C. and Alberta, partly offset by an increase in upfront expenditures to support new enterprise customers. Wireline cash flow (EBITDA as adjusted less capital expenditures) was $192.3 million in the first quarter of 2008, a decrease of 5.4% when compared to the same period in 2007 resulting from lower adjusted EBITDA as described in Section 5.4.

•                  Wireless segment capital expenditures decreased by $46.7 million in the first quarter of 2008 when compared to the same period in 2007. Capital expenditures this quarter were at a seasonally normal level. First quarter 2007 investments were unusually high due to cell site capacity and coverage spending, including network upgrades for high-speed EVDO RevA service, as well as expenditures to implement wireless number portability. Wireless cash flow (EBITDA as adjusted less capital expenditures) was $437.7 million in the first quarter of 2008, an increase of 24.1% when compared to the same period in 2007. The increase resulted from lower capital spending and increased adjusted EBITDA as described in Section 5.5.

7.3 Cash provided by financing activities

Cash provided by financing activities decreased by $72.8 million in the first quarter of 2008 when compared with the same period in 2007.

•                  The declared dividend in the first quarter of 2008 was 45 cents per share, while the declared dividend in the first quarter of 2007 was 37.5 cents per share. Cash dividends paid were zero in the first quarter of 2008 because the declared first quarter dividend was paid on Tuesday, April 1, 2008. In the first quarter of 2007, cash dividends of $125.9 million were remitted on March 31 as the April 1 payment date was on a weekend.

•                  The Company’s renewed NCIB program (Program 4) came into effect on December 20, 2007 and is set to expire on December 19, 2008. At March 31, 2008, the Company has repurchased 12% of the maximum eight million Common

Shares and 17.5% of the maximum 12 million Non-Voting Shares under Program 4. Since December 20, 2004, TELUS has repurchased 20.2 million of its Common Shares and 35.7 million of its Non-Voting Shares for $2.64 billion under four NCIB programs, consistent with the Company’s intent to return cash to shareholders.

Shares repurchased for cancellation under normal course issuer bid programs

	Shares repurchased			Purchase cost ($ millions)
	Common Shares	Non-Voting Shares	Total	Charged to Share capital (1)	Charged to Retained earnings(2)	Paid
2007 – Program 3
First quarter	1,975,000	1,530,000	3,505,000	57.8	142.9	200.7
2008 – Program 4
First quarter	950,000	1,968,900	2,918,900	54.3	68.2	122.5

(1) Represents the book value of shares repurchased. (2) Represents the cost in excess of the book value of shares repurchased.

•                  In the first quarter of 2008, the Company increased utilization of bank facilities and commercial paper for general corporate purposes, including acquisitions in January. The balance of bank facilities drawn from the 2012 revolving credit facility was $320.9 million at March 31, 2008 (undrawn at December 31, 2007). Commercial paper outstanding was $800 million at March 31, 2008, up from $587.2 million at December 31, 2007.

Subsequent to the quarter end, on April 9, 2008, TELUS successfully closed an offering of 5.95%, Series CE, Notes due April 15, 2015, for aggregate gross proceeds of approximately $500 million. The Notes require that the Company make an offer to repurchase the Series CE Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event. The net proceeds of the offering are expected to be used for general corporate purposes including repayment of amounts under the 2012 revolving credit facility, and to refinance short-term financing sources.

7.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or 12-month periods ended, March 31	2008	2007	Change

Components of debt and coverage ratios (1) ($ millions)
Net debt	6,652.9	6,178.6	474.3
Total capitalization - book value	13,732.4	13,101.4	631.0

EBITDA - excluding restructuring costs	3,796.9	3,566.2	230.7
Net interest cost	431.9	495.3	(63.4)

Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	75.9	97.9	(22.0	) pts
Average term to maturity of debt (years)	4.7	5.0	(0.3)

Net debt to total capitalization (%) (1)	48.4	47.2	1.2	pts
Net debt to EBITDA - excluding restructuring costs(1)	1.8	1.7	0.1

Coverage ratios (1)
Interest coverage on long-term debt	4.5	3.9	0.6
EBITDA - excluding restructuring costs interest coverage	8.8	7.2	1.6

Other measures
Free cash flow ($ millions) (2)	1,672.2	1,435.0	237.2
Dividend payout ratio (%) (1)	44	45	(1	) pt

(1) See Section 11.4 Definitions of liquidity and capital resource measures. (2) Twelve-month trailing measurement. See Section 11.2 Free cash flow for the definition.

Net debt increased due to a lower cash balance, a higher balance of securitized accounts receivable and increased long-term debt. Total capitalization increased because of higher net debt and lower share capital (due to share repurchases), partly offset by higher retained earnings and accumulated other comprehensive income. When compared to one-year earlier, Net debt to EBITDA of 1.8 times at March 31, 2008, was a net increase of 0.1 as a result of a 0.1 decrease due to improved 12-month trailing EBITDA before restructuring costs, and a 0.2 increase because of higher net debt. The ratio remained within the long-term target policy range of 1.5 to 2.0 times. The average term to maturity of debt of 4.7 years at March 31, 2008 decreased from 5.0 years at March 31, 2007 due to commercial paper issues since May 2007 and increased amounts drawn against the 2012 credit facility, net of repayment of matured Notes on June 1, 2007. The proportion of debt on a fixed rate basis decreased for the same reasons, as well as an increase in proceeds from securitized accounts receivable.

Interest coverage on long-term debt had an increase of 0.6 as a result of a 0.4 increase due to a lower interest expense and a 0.2 increase due to higher income before income taxes and interest expense. The EBITDA interest coverage ratio had an increase of 1.6 as a result of a 1.1 increase due to higher EBITDA excluding restructuring costs and a 0.5 increase due to lower net interest costs. Free cash flow for the 12-month period ended March 31, 2008 increased when compared to one year earlier, mainly due to higher income tax recoveries and interest income, lower paid interest, and higher EBITDA after share based compensation and restructuring payments. The dividend payout ratio based on actual earnings for the 12-month period ended March 31, 2008 was 44% and the ratio calculated to exclude favourable tax-related adjustments from earnings for the same period was 54%.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of BBB+ to A-, or the equivalent.

TELUS’ long-term financial policies and guidelines are:

•                  Net debt to EBITDA – excluding restructuring costs of 1.5 to 2.0 times; and

•                  Dividend payout ratio of 45 to 55% of sustainable net earnings.

7.5 Credit facilities

On March 3, 2008, TELUS Corporation closed a new $700 million, 364-day credit facility with a select group of Canadian banks. This new facility provides incremental liquidity to TELUS and allows the Company to continue to meet one of its financial objectives, which is to maintain $1 billion in available liquidity. The financial ratio tests in the new facility are substantially the same as those in the 2012 $2 billion syndicated facility, which states that the borrower will not permit its net debt to operating cash flow ratio to exceed 4 to 1 and may not permit its operating cash flow to interest expense ratio to be less than 2 to 1, each as defined. The new credit facility is unsecured and bears interest at Canadian prime and Canadian bankers’ acceptance rates, plus applicable margins.

At March 31, 2008, TELUS had available liquidity exceeding $1.3 billion from unutilized credit facilities, consistent with the Company’s objective of maintaining at least $1 billion of available liquidity. Outstanding undrawn letters of credit include $230.4 million to support TELUS’ participation in the AWS spectrum auction in May 2008.

TELUS Credit Facilities at March 31, 2008

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000.0	(320.9)	(274.1)	(800.0)	605.0
364-day revolving facility (2)	March 2, 2009	700.0	—	—	—	700.0
Other bank facilities	—	137.4	—	(65.4)	—	72.0
Total	—	2,837.4	(320.9)	(339.5)	(800.0)	1,377.0

(1) Canadian dollars or U.S. dollar equivalent. (2) Canadian dollars only.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.8 to 1 at March 31, 2008) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 8.8 to 1 at March 31, 2008) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

On July 26, 2002, TCI, a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, March 1, 2006, November 30, 2006 and March 31, 2008, with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This revolving-period securitization agreement had an initial term ending July 18, 2007; the November 30, 2006 amendment resulted in the term being extended to July 18, 2008; the March 31, 2008 amendment resulted in the term being extended to July 17, 2009.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. (DBRS) or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of May 7, 2008.

Balance of proceeds from securitized receivables ($ millions)	2008, Mar. 31	2007, Dec. 31	2007, Sept. 30	2007, June 30	2007, Mar. 31	2006, Dec. 31	2006, Sept. 30	2006, June 30
	500.0	500.0	550.0	500.0	150.0	500.0	350.0	535.0

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings last reported in TELUS’ 2007 Management’s discussion and analysis. On March 27, 2008, DBRS confirmed its credit ratings and trend for TELUS and TCI, and on April 7, assigned a rating and trend of A (low), stable, to TELUS’ new $500 million, 5.95%, seven-year unsecured Note issue. On April 2, Moody’s Investors Service (Moody’s) assigned a Baa1 rating with a stable outlook to TELUS’ new debt issue, while confirming the same for TELUS’ existing senior unsecured Notes. On April 3, FitchRatings assigned a BBB+ rating with a stable outlook to the new TELUS debt issue. Standard and Poor’s assigned a BBB+ rating with a stable outlook to new Series CE Notes.

Credit rating summary	DBRS	S&P	Moody’s	FitchRatings
Trend or outlook	Stable	Stable	Stable	Stable
TELUS Corporation
Senior bank debt	—	—	—	BBB+
Notes	A (low)	BBB+	Baa1	BBB+
Commercial paper	R-1(low)	—	—	—
TELUS Communications Inc. (TCI)
Debentures	A (low)	BBB+	—	BBB+
Medium-term notes	A (low)	BBB+	—	BBB+
First mortgage bonds	A (low)	A–	—	—

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments

The Company’s financial instruments, and the nature of risks that they may be subject to, were described in the Company’s 2007 Management’s discussion and analysis. Commencing with the Company’s 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures (CICA handbook section 3862) apply to the Company and result in incremental disclosures, relative to those previously, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. This information is in Note 4 of the interim Consolidated financial statements.

Commitments and contingent liabilities (Note 18 of the interim Consolidated financial statements)

Price cap deferral accounts

On January 17, 2008, the CRTC issued Decision Telecom 2008-1 Use of deferral account funds to improve access to telecommunications services for persons with disabilities and to expand broadband services to rural and remote communities. This decision approved TELUS’ use of its deferral account for expansion of broadband services to an additional 119 rural and remote communities (cumulatively 234 rural and remote communities), and confirmed approximately five per cent of the deferral account balance was to be used to enhance accessibility to telecommunications services for individuals with disabilities. The decision also confirmed that the remaining balance of accumulated balance of TELUS’ deferral account was to be rebated to local residential customers in non-high cost serving areas.

On April 16, 2008, the Company petitioned to the Federal Cabinet seeking to rescind those parts of Decision 2008-1 that prevent the use of the remaining deferral account funds for broadband expansion. The petition also seeks to vary the decision to allow incumbent local exchange carriers to file additional proposals to use all of the available remaining deferral account for the purpose of broadband extension in their respective areas where it would otherwise be uneconomic to do so, except for the five per cent of the deferral account designated to improve access for persons with disabilities. On February 11, 2008, Bell Canada applied to the Federal Court of Appeal for leave to appeal, and for a stay of, Decision

2008-1. The stay was granted on April 23, 2008, and applies to the rebate and broadband expansion determinations in Decision 2008-1.

The Federal Court of Appeal heard two appeals of the CRTC’s initial decision on disposition of funds in the deferral account (Decision 2006-9) in January 2008. The Consumers Association of Canada and the National Anti-Poverty Organization sought rebates from the deferral account direct to consumers rather than have the account used for purposes designated by the CRTC. Bell Canada’s appeal grounds were that the CRTC exceeded its jurisdiction to the extent that the CRTC approved rebates from the deferral account. Within that hearing, the Federal Court of Appeal further granted Bell Canada a motion for a stay of Decision 2006-9 in so far as it requires the disposition of funds in the deferral accounts for any purpose other than improvement of accessibility to communications services for individuals with disabilities. In March 2008, the Federal Court of Appeal dismissed both appeals.  On May 6, 2008, TELUS applied to the Supreme Court of Canada for leave to appeal Decision 2006-9, in so far as the decision requires rebates of funds in the deferral accounts.

Claims and lawsuits

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, other than as disclosed in Note 18(c) of the interim Consolidated financial statements and Section 10.3 Litigation and legal matters.

7.9 Outstanding share information

The following is a summary of the outstanding shares for each class of equity at March 31, 2008. In addition, the total number of outstanding and issuable shares is presented assuming full conversion of outstanding options and shares reserved for future option grants. The number of shares outstanding at April 30, 2008 was not materially different from March 31.

Outstanding shares (millions of shares)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares at March 31, 2008	174.8	146.6	321.4	(1)
Options outstanding and issuable (2) at March 31, 2008	0.5	15.5	16.0
	175.3	162.1	337.4

(1)    For the purposes of calculating diluted earnings per share, the number of shares was 324.6 million for the three-month period ended March 31, 2008.

(2)    Assuming full conversion and ignoring exercise prices.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described in Section 8.1 of TELUS’ 2007 Management’s discussion and analysis. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 Accounting policy developments (Note 2 of the interim Consolidated financial statements)

Accounting policies are consistent with those described in Note 1 of TELUS’ 2007 Consolidated financial statements, other than for developments set out below.

Convergence with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011.

Canadian GAAP will be fully converged with IFRS-IASB through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting

Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB. As discussed further in Note 20(g) of the interim Consolidated financial statements, the United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests.

The International Accounting Standards Board currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and, as a result, IFRS-IASB as at the transition date is expected to differ from its current form. The Company is in the process of assessing the impacts on itself of the Canadian convergence initiative.

Financial instruments – disclosure; presentation

As an activity consistent with Canadian GAAP being evolved and converged with IFRS-IASB, the existing recommendations for financial instrument disclosure were replaced with new recommendations (CICA Handbook Section 3862); the existing recommendations for financial instrument presentation were carried forward, unchanged (as CICA Handbook Section 3863).

Commencing with the Company’s 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures apply to the Company. The new recommendations result in incremental disclosures, relative to those previously, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks.

Inventories

Commencing with the Company’s 2008 fiscal year, the new, IFRS-IASB converged recommendations of the CICA for accounting for inventories (CICA Handbook Section 3031) apply to the Company. The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. The Company is not materially affected by the new recommendations.

9.              Annual guidance for 2008

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis, Section 10: Risks and risk management of TELUS’ 2007 Management’s discussion and analysis, as well as updates reported in Section 10 of this document. The Company has confirmed its full year guidance for 2008. The confirmed guidance is in compliance with the Company’s long-term policy guidelines for Net debt to EBITDA and dividend payout, as described in Section 7.4.

Annual guidance for 2008	Confirmed annual guidance	Expected change from 2007	Guidance changes from original targets

Consolidated
Revenues	$9.6 to $9.8 billion	6 to 8%	no change
EBITDA (1) (2007 as adjusted (2))	$3.8 to $3.95 billion	1 to 5%	no change
EPS - basic (2007 as adjusted (3))	$3.50 to $3.80	(8) to (15)%	no change
EPS - basic (2007 as adjusted), excluding favourable tax-related impacts	$3.50 to $3.80	4 to 13%	no change
Capital expenditures	Approx. $1.9 billion	7%	no change

Wireline segment
Revenue (external)	$4.975 to $5.075 billion	3 to 5%	no change
EBITDA (2007 as adjusted (2))	$1.725 to $1.8 billion	(6) to (2)%	no change

Wireless segment
Revenue (external)	$4.625 to $4.725 billion	8 to 11%	no change
EBITDA (2007 as adjusted (2))	$2.075 to $2.15 billion	8 to 11%	no change

(1)             See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

(2)             EBITDA for 2007 adjusted to exclude an incremental pre-tax charge of $168.7 million that related to the introduction of a net-cash settlement feature for share option awards granted prior to 2005. Of the total amount, $145.1 million was recorded in wireline and $23.6 million was recorded in wireless.

(3)             Basic EPS for 2007 adjusted to exclude an incremental after-tax charge of $0.32 per share for the introduction of a net-cash settlement feature.

The following key assumptions were made at the time the original 2008 targets were announced in December 2007. Expectations for GDP growth and the expected statutory tax have been revised and actual or expected results to date are reported for each assumption as follows:

Assumptions for 2008 original targets	Actual result to-date or revised expectation for 2008

Canadian real GDP growth estimate of 2.8% and above average growth in the provinces of Alberta and B.C.

The Spring Outlook of the Conference Board of Canada (CBOC) revised the 2008 Canadian GDP growth estimate to 2.2%. The recent CBOC provincial outlook continued to show above average growth in Alberta and B.C.

Canadian dollar at or near parity with the U.S. dollar	Canadian dollar closing exchange rates varied from U.S. $0.968 to U.S. $1.024 during the first three months of 2008, with an average close of about U.S. $1.00 (source: The Bank of Canada)

Increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies

Confirmed by: (i) a Western cable-TV competitor reporting strong high-speed Internet and telephone net additions for their quarter ended February 2008; and (ii) TELUS’ network access line losses of 3.6% for the 12-month period ended March 31, 2008

The impact from the acquisition of Emergis was assumed to begin in March 2008	The transaction closed in mid-January 2008 and is expected to have a minor impact on TELUS’ 2008 targets

Canadian wireless industry market penetration gain estimate is 4.5 to five percentage points for the year	No change

The potential participation in AWS spectrum auction is not reflected in capital expenditures	TELUS Communications Company partnership is a qualified bidder for the AWS auction in May 2008 and TELUS has provided deposits of $230.4 million in form of letters of credit to Industry Canada

No new wireless competitive entrant assumed for 2008	Potential competitive entrants are expected to participate in the AWS auction in May 2008, however, it is not expected that entrant(s) could offer services until 2009. See Section 10.1 Regulatory

Restructuring expenses of approximately $50 million include the integration of Emergis	Assumption is unchanged

A blended statutory income tax rate of 31 to 32%	The blended statutory rate is expected to be approximately 30.5 to 31.5%

Assumptions for 2008 original targets	Actual result to-date or revised expectation for 2008

A discount rate of 5.5% (50 basis points higher than 2007) and expected long-term return of 7.25% for pension accounting (unchanged from 2007)	Assumptions are set at the beginning of the year for pension accounting

Average shares outstanding of approximately 320 million (down 3.5% from 331.7 million in 2007).	Average shares for the three-month period ended March 31, 2008 was 323.7 million, or 4% lower than the same period in 2007, consistent with the assumption for the full year

10.       Risks and risk management

The following are updates to the risks and risk management discussion in Section 10 of TELUS’ 2007 Management’s discussion and analysis.

10.1 Regulatory

Advanced wireless service (AWS) and other spectrum auction in the 2 GHz range

The spectrum auction, scheduled to begin May 27, 2008, includes 90 MHz of AWS spectrum in 1.7/2.1 GHz ranges, of which 40 MHz is set aside for new entrants. Another 10 MHz is being auctioned for PCS service extension and 5 MHz for a potential, small, mobile video band.

On February 29, 2008, Industry Canada released the rules for the spectrum auction in Conditions of Licence for Mandatory Roaming and Antenna Tower and Site Sharing and to Prohibit Exclusive Site Arrangements. The rules endorsed a continued facilities-based regulatory orientation and included the following: licence terms begin at the conclusion of the auction; any new entrants must build facilities in areas where they have won spectrum (no roaming on competitors’ networks within their own areas); no mandatory resale of incumbents’ services outside new entrants’ coverage areas; a subscriber cannot roam unless he or she is already served on another radio access network; new entrants have no right to roam through incumbents’ international roaming agreements; data service roaming need only be provided at a comparable quality to a new entrant’s service; mandated roaming is not available to incumbents if they have licences in the service area; there are 90-day time limits to respond to tower/site sharing requests; and, where there are disputes between service providers, a binding arbitration process will apply, with arbitrators appointed from a list of retired judges and lawyers.

On March 31, 2008, Industry Canada published a list of 27 qualified bidders who have posted deposits varying in size from $80,000 to $534.2 million. TELUS Communications Company partnership is a qualified bidder and TELUS has deposited $230.4 million in the form of letters of credit with Industry Canada. There can be no assurance that all qualified bidders will participate in the auction, and not all auction participants can be successful in their bids.

While the auction will provide TELUS the opportunity to acquire additional spectrum, the availability of AWS spectrum and mandatory roaming and tower and site sharing rules may increase competitive intensity. However, the number and viability of new entrants in the market remain uncertain because of build-out costs, capital market conditions and restrictions on foreign investment. The presence of new regional or national entrants in the marketplace may negatively affect the future market share of wireless incumbents such as TELUS and may impact pricing of services.

Essential services - future regulatory framework for the supply of wholesale telecommunications services (Telecom Decision 2008-17)

In March 2008, the CRTC reduced the scope of wholesale services that will be subject to mandatory supply obligations, including a phase-out of mandatory supply obligations for fibre-based access and transport services, as well as all competitor digital network (CDN) services other than the lowest access speeds. During the phase-out period, existing wholesale services will continue to be provided to competitors at regulated rates. Carriers will also have the flexibility to negotiate wholesale service agreements for non-essential facilities that are subject to phase-out. Interconnection and public good services continue to be provided at mandated rates.

The decision changes regulation of wholesale services from a regime that obliged incumbents such as TELUS to share their network facilities with competitors, at low rates, to one that relies more on market forces. The new rules give all carriers, including TELUS, market-based incentives to continue to invest in their networks, while the transition period provides all telecommunications providers with adequate time to ensure that their service requirements can be fulfilled.

TELUS Communications Company (TCC) – Network access charge (Telecom Decision 2008-33)

In late 2007, TCC introduced a $2.95 monthly long distance network access fee for the Company’s long distance subscribers who were not on a rate plan (basic toll subscribers). Subscribers could avoid the charge by subscribing free of charge to a toll restrict service (subject to a $10 termination fee), or enrolling in a TCC long distance rate plan.

On April 17, 2008, Decision 2008-33 stated that TCC should not have imposed this monthly charge in certain circumstances. For basic toll subscribers who had not used TCC’s long distance network during the applicable period, the CRTC found that the network access charge was equivalent to an unauthorized residential local rate increase. TCC was directed to reimburse or credit those affected customers. Basic toll subscribers who did use TCC’s long distance network in a particular month continue to be subject to the charge for that month. The CRTC also directed that customers who subscribed to a toll restrict service since TCC implemented the long distance network access charge, and who wished to be removed that service, should be allowed to do so without charge, within three months of April 17, 2008.

The Company disagrees with the reasoning in this decision and is considering a number of options. The retroactive amounts to be reimbursed under this decision, as at March 31, 2008, are estimated to be less than $5 million.

Approval of applications for forbearance from the regulation of residential local exchange services (Telecom Decisions 2008-19, 2008-20 and 2008-30).

In March and April 2008, the CRTC approved TELUS’ forbearance applications for residential local services in five exchanges in the Lower Mainland of B.C. To date, TELUS has received approval for deregulation of local phone services for residential markets covering approximately three-quarters of its residential lines in non-high cost serving areas, and for approximately two-thirds of its business lines.

10.2 Process risks

TELUS continues to develop new phases of a wireline billing and customer care system. In 2007, TELUS converted all of its wireline consumer customers in Alberta to the new integrated billing and client care system. Initial system difficulties were experienced, which temporarily reduced order processing capability and caused increased installation backlogs and higher costs, such as extra call centre resources to maintain service levels.

A pilot implementation for approximately 150,000 residential customers in B.C. is expected to begin in the second quarter of 2008. Additional related development and conversions are planned, including a full system conversion for more than one million B.C. residential customers later in 2008. Although the Company expects to benefit from lessons learned from the Alberta conversion, the legacy systems in B.C. are sufficiently different, such that there is no assurance that the B.C. conversion will be successfully implemented on time, on budget and with desired functionality.

10.3 Litigation and legal matters

Certified class action

A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including TELUS. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class was certified on September 17, 2007, by the Saskatchewan Court of Queen’s Bench. On February 20, 2008, the same court removed from the class all customers of the Company who are bound by an arbitration clause, applying two recent decisions of the Supreme Court of Canada. The Company has applied for leave to appeal the certification decision. The Company believes that it has good defences to the action.

Similar proceedings have also been filed by, or on behalf of, plaintiffs’ counsel in other provincial jurisdictions.

Should the ultimate resolution of this action differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

11. Reconciliation of non-GAAP measures and definitions

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants – see Section 11.4 – EBITDA excluding restructuring costs. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS’ computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net income and Operating income. EBITDA (as adjusted) excludes a charge for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker.

	Quarters ended March 31
($ millions)	2008	2007
Net income	291.0	194.8
Other expense (income)	16.8	3.8
Financing costs	109.4	117.6
Income taxes	109.4	79.3
Non-controlling interest	0.8	1.5
Operating income	527.4	397.0
Depreciation	345.7	317.7
Amortization of intangible assets	76.4	49.6
EBITDA	949.5	764.3
Net-cash settlement feature expense	0.2	173.5
EBITDA (as adjusted)	949.7	937.8

In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

	Quarters ended March 31
($ millions)	2008	2007
EBITDA	949.5	764.3
Capital expenditures	(319.7)	(381.9)
EBITDA less capital expenditures	629.8	382.4
Net-cash settlement feature expense	0.2	173.5
EBITDA (as adjusted) less capital expenditures	630.0	555.9

11.2 Free cash flow

The Company reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS’ performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

	Quarters ended March 31
($ millions)	2008	2007
Cash provided by operating activities	633.5	460.6
Cash (used) by investing activities	(1,008.7)	(392.3)
	(375.2)	68.3
Net employee defined benefit plans expense	24.9	24.0
Employer contributions to employee defined benefit plans	27.0	33.9
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	(7.2)	9.1
Reduction (increase) in securitized accounts receivable	—	350.0
Non-cash working capital changes except changes from income tax payments (receipts), interest payments (receipts) and securitized accounts receivable, and other	221.3	(14.9)
Acquisitions	686.9	—
Proceeds from the sale of property and other assets	—	—
Other investing activities	2.1	10.4
Free cash flow	579.8	480.8

The following shows management’s calculation of free cash flow.

	Quarters ended March 31
($ millions)	2008	2007
EBITDA	949.5	764.3

Restructuring costs net of cash payments	(3.2)	(17.0)
Share-based compensation	6.3	138.6
Donations and securitization fees included in Other expense	(9.8)	(9.3)
Cash interest paid	(45.0)	(23.6)
Cash interest received	1.3	1.9
Income taxes received (paid), less investment tax credits received that were previously recognized in either EBITDA or capital expenditures, and other	0.4	7.8
Capital expenditures	(319.7)	(381.9)
Free cash flow	579.8	480.8

11.3 Definitions of key wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4 Definitions of liquidity and capital resource measures

Dividend payout ratio is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 45 to 55% of sustainable net earnings.

EBITDA – excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $22.4 million and $55.8 million, respectively, for the 12-month periods ended March 31, 2008 and 2007.

EBITDA – excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt. The 12-month period ended March 31, 2007 includes an accrual for estimated costs to settle a lawsuit.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

	As at March 31
($ millions)	2008	2007
Long-term debt including current portion	5,195.2	5,664.1
Debt issuance costs netted against long-term debt	29.3	33.4
Derivative liability	1,105.6	1,087.1
Accumulated Other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt	(128.1)	(222.0)
Cash and temporary investments	(49.1)	(534.0)
Proceeds from securitized accounts receivable	500.0	150.0
Net debt	6,652.9	6,178.6

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, which at March 31, 2008, is in respect of the US$1,925.0 million debenture maturing June 1, 2011. At March 31, 2007, the derivative liability was in respect of the 2011 debenture and the US$1,166.5 million debenture that matured June 1, 2007. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA – excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring costs. TELUS’ guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-months ended March 31, 2008 and 2007 are equivalent to reported quarterly financing costs over those periods.

Total capitalization – book value excludes accumulated Other comprehensive income or loss and is calculated as follows:

	As at March 31
($ millions)	2008	2007
Net debt	6,652.9	6,178.6
Non-controlling interests	22.1	25.1
Shareholders equity	6,954.7	6,750.3
Accumulated other comprehensive loss	102.7	147.4
Total capitalization – book value	13,732.4	13,101.4

TELUS Corporation

interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months
Periods ended March 31 (millions except per share amounts)	2008	2007
OPERATING REVENUES	$2,350.6	$2,205.6
OPERATING EXPENSES
Operations	1,394.4	1,436.6
Restructuring costs	6.7	4.7
Depreciation	345.7	317.7
Amortization of intangible assets	76.4	49.6
	1,823.2	1,808.6
OPERATING INCOME	527.4	397.0
Other expense, net	16.8	3.8
Financing costs	109.4	117.6
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	401.2	275.6
Income taxes	109.4	79.3
Non-controlling interests	0.8	1.5
NET INCOME AND COMMON SHARE AND NON-VOTING SHARE INCOME	291.0	194.8
OTHER COMPREHENSIVE INCOME
Change in unrealized fair value of derivatives designated as cash flow hedges	3.5	27.9
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations	(1.6)	2.4
Change in unrealized fair value of available-for-sale financial assets	(1.1)	—
	0.8	30.3
COMPREHENSIVE INCOME	$291.8	$225.1
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
– Basic	$0.90	$0.58
– Diluted	$0.90	$0.57
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	$0.45	$0.375
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
– Basic	323.7	337.1
– Diluted	324.6	340.5

1

interim consolidated balance sheets	(unaudited)

As at (millions)	March 31, 2008	December 31, 2007
ASSETS
Current Assets
Cash and temporary investments, net	$49.1	$19.9
Short-term investments	116.0	42.4
Accounts receivable	687.9	710.9
Income and other taxes receivable	22.3	120.9
Inventories	228.6	243.3
Prepaid expenses and other	268.0	199.5
Derivative assets	4.2	3.8
	1,376.1	1,340.7
Capital Assets, Net
Property, plant, equipment and other	7,094.2	7,177.3
Intangible assets subject to amortization	1,304.1	978.2
Intangible assets with indefinite lives	2,966.5	2,966.5
	11,364.8	11,122.0
Other Assets
Deferred charges	1,374.6	1,318.0
Investments	30.0	38.9
Goodwill	3,541.2	3,168.0
	4,945.8	4,524.9
	$17,686.7	$16,987.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$1,412.4	$1,476.6
Income and other taxes payable	29.3	7.3
Restructuring accounts payable and accrued liabilities	31.7	34.9
Dividends payable	145.5	—
Advance billings and customer deposits	634.6	631.6
Current maturities of long-term debt	7.8	5.4
Current portion of derivative liabilities	43.4	26.6
Current portion of future income taxes	479.8	503.6
	2,784.5	2,686.0
Long-Term Debt	5,187.4	4,583.5
Other Long-Term Liabilities	1,647.5	1,717.9
Future Income Taxes	1,090.5	1,048.1
Non-Controlling Interests	22.1	25.9
Shareholders’ Equity	6,954.7	6,926.2
	$17,686.7	$16,987.6

2

interim consolidated statements of cash flows	(unaudited)

	Three months
Periods ended March 31 (millions)	2008	2007
OPERATING ACTIVITIES
Net income	$291.0	$194.8
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	422.1	367.3
Future income taxes	(2.3)	78.2
Share-based compensation	6.3	138.6
Net employee defined benefit plans expense	(24.9)	(24.0)
Employer contributions to employee defined benefit plans	(27.0)	(33.9)
Restructuring costs, net of cash payments	(3.2)	(17.0)
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	7.2	(9.1)
Net change in non-cash working capital	(35.7)	(234.3)
Cash provided by operating activities	633.5	460.6
INVESTING ACTIVITIES
Capital expenditures	(319.7)	(381.9)
Acquisitions	(686.9)	—
Change in non-current materials and supplies, purchase of investments and other	(2.1)	(10.4)
Cash used by investing activities	(1,008.7)	(392.3)
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued	0.1	0.4
Dividends to shareholders	—	(125.9)
Purchase of Common Shares and Non-Voting Shares for cancellation	(122.5)	(200.7)
Long-term debt issued	3,712.3	1,097.8
Redemptions and repayment of long-term debt	(3,180.9)	(293.5)
Dividends paid by a subsidiary to non-controlling interests	(4.6)	—
Other	—	(0.9)
Cash provided by financing activities	404.4	477.2
CASH POSITION
Increase in cash and temporary investments, net	29.2	545.5
Cash and temporary investments, net, beginning of period	19.9	(11.5)
Cash and temporary investments, net, end of period	$49.1	$534.0
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	$(45.0)	$(23.6)
Interest received	$1.3	$1.9
Income taxes (inclusive of Investment Tax Credits (paid) received, net	$(0.7)	$6.2

3

segmented information	(unaudited)

Three-month periods ended March 31	Wireline		Wireless		Eliminations		Consolidated
(millions)	2008	2007	2008	2007	2008	2007	2008	2007
Operating revenues
External revenue	$1,250.6	$1,205.6	$1,100.0	$1,000.0	$—	$—	$2,350.6	$2,205.6
Intersegment revenue	30.8	25.1	7.0	6.3	(37.8)	(31.4)	—	—
	1,281.4	1,230.7	1,107.0	1,006.3	(37.8)	(31.4)	2,350.6	2,205.6
Operating expenses
Operations expense	828.0	905.4	604.2	562.6	(37.8)	(31.4)	1,394.4	1,436.6
Restructuring costs	6.5	4.4	0.2	0.3	—	—	6.7	4.7
	834.5	909.8	604.4	562.9	(37.8)	(31.4)	1,401.1	1,441.3
EBITDA(1)	$446.9	$320.9	$502.6	$443.4	$—	$—	$949.5	$764.3
CAPEX(2)	$255.2	$270.7	$64.5	$111.2	$—	$—	$319.7	$381.9
EBITDA less CAPEX	$191.7	$50.2	$438.1	$332.2	$—	$—	$629.8	$382.4
Operating expenses (as adjusted)(3)
Operations expense (as adjusted)(3)	827.4	752.3	604.6	542.2	(37.8)	(31.4)	1,394.2	1,263.1
Restructuring costs	6.5	4.4	0.2	0.3	—	—	6.7	4.7
	833.9	756.7	604.8	542.5	(37.8)	(31.4)	1,400.9	1,267.8
EBITDA (as adjusted)(3)	$447.5	$474.0	$502.2	$463.8	$—	$—	$949.7	$937.8
CAPEX(2)	$255.2	$270.7	$64.5	$111.2	$—	$—	$319.7	$381.9
EBITDA (as adjusted) less CAPEX	$192.3	$203.3	$437.7	$352.6	$—	$—	$630.0	$555.9
EBITDA (as adjusted(from above)							$949.7	$937.8
Incremental charge(3)							0.2	173.5
EBITDA (from above)							949.5	764.3
Depreciation							345.7	317.7
Amortization							76.4	49.6
Operating income							527.4	397.0
Other expense, net							16.8	3.8
Financing costs							109.4	117.6
Income before income taxes and non-controlling interests							401.2	275.6
Income taxes							109.4	79.3
Non-controlling interests							0.8	1.5
Net income							$291.0	$194.8

(1)             Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)             Total capital expenditures (“CAPEX”).

(3)             Substantially all of the Company’s share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature; such amendment resulted in an incremental charge to operations of $0.2 (2007 - $173.5) and did not result in an immediate cash outflow. In respect of 2008 and 2007 results provided to the Company’s chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.

4